RECEIVED

2006 DEC 14 A 8:4

SUZANO
PETROQUÍMICA

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 04, 2006
SZPQ-GRI – 015/2006

08019156

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°: 82-34667

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of following documents:

- 3Q06 Earnings Release
- Quarterly Financial Statements for the quarter ended September 30, 2006
- Announcement of November 30, 2006 – Suzano Group takes part of the new portfolio of ISE 2006 with its two operations, in the petrochemical and pulp and paper sectors
- Corporate Events Calendar

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director



Suzano Petroquímica Announces the Result of 3Q06

225% growth in EBITDA, reaching R$ 60 million in the quarter, with a margin of 11.8%

Conference call in Portuguese: Nov 13, 2006, at 11:00 AM Brasília time (8:00 AM NY time)

Conference call in English: Nov 13, 2006, at 12:30 PM Brasília time (09:30 AM NY time)

Investor Relations Area: + 55 11 3345-5827/5856/5887/5886

São Paulo, November 8, 2006 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), Latin American leader in the production of polypropylene and with shared management in important companies of the petrochemical sector – Rio Polímeros S.A. and Petroflex Indústria e Comércio S.A., as well as participation in Petroquímica União S.A. (PQU), announces today the results of third quarter (3Q06) and the first nine months of 2006 (9M06).

Special Characteristics of this Result Disclosure:

With the acquisition of Polibrasil's full control on September 1st, 2005 and its further incorporation by Suzano Petroquímica on November 30th, and also with the sale of the participation of 33.9% in Politeno's total capital on April 4th, 2006, the Company decided to discuss its results in *pro forma* basis, aiming at allowing a better analysis of the business now held by Suzano Petroquímica and thus ensuring a better comparison with previous periods, and estimates of future results. Therefore, the Company's operating and financial information, except where otherwise indicated, are presented based on *pro forma* consolidated numbers, considering 100% of participation in Polibrasil, and removing the participation in Politeno from all mentioned periods, and in Reais. The regular accounting data is available at the CVM (the Brazilian Securities and Exchange Commission).

(1) The *pro forma* analysis of Suzano Petroquímica Parent Company's results totally reflects the polypropylene business performance, formerly conducted by Polibrasil, and today performed by the Company itself, in addition to the activities that it already performed in the past (monitoring of participations in jointly controlled companies).

(2) The *pro forma* analysis of Suzano Petroquímica's Consolidated results considers the *Parent* Company, as described in item (1), proportionally consolidating the participation that the Company holds in its jointly controlled companies, Riopol (33.33%) and Petroflex (20.12%). The performance of the companies of which Suzano Petroquímica holds shared control is described in the Consolidated Suzano Petroquímica. In addition, the result regarding Politeno's consolidation is not considered, as it was sold in April, this year. This way, the *pro forma* result released since the 3Q05 is different from the *pro forma* result released from 2Q06 on.

(3) Until September 1st, 2005, Polibrasil's financial statements reflected the results of operations of polypropylene compounds that, at the time, were sold to Basell. For adjustments in past periods, aiming at refining the forecasts, we indicated that in the last 3 years, the volume of polypropylene compounds sales represented about 5% of Polibrasil's total sales volume, while net sales originated from these sales were equivalent, in average, to 8% of the net sales of the then Polibrasil.

All comparisons made regard the same periods of 2005 (3Q05 or 9M05), except when otherwise specified.





Quarter Highlights

Suzano Petroquímica's *Parent* Company EBITDA reaches R$ 59.7 million in the quarter, representing a 225% growth compared to 2Q06, being the Company's highest EBITDA since 4Q04

In this quarter, Suzano Petroquímica's operating cash generation (EBITDA) reached R$ 59.7 million, meaning a 225.3% raise compared to the previous quarter. According to the commitment assumed with shareholders and the market in general to promote actions to recover the profitability, the Company implemented the strategy of valuing better commercial opportunities, reinforcing the sale of special resins, with a differentiated performance and a higher value-added, in detriment of vision more focused on sales volume.

The execution of such strategy was favored by the good market momentum of 3Q06, given the positive scenario for the international petrochemical industry, which allowed international resin quotations to rise between April and September this year, and domestic demand recovery, which together made the rise in domestic prices possible in 3Q06.

The price recovery movement that had already been practiced in the international market was inhibited in Brazil because of the conjunction of sluggish internal demand and the process of Real appreciation observed in 1H06. In 3Q06, with a quite stable Real and the recovery in domestic demand, domestic prices raise was made possible.

This quarter's EBITDA was the highest since 4Q04, despite higher oil and nafta costs, currently some 40% higher than then.

Suzano Petroquímica Parent Company's EBITDA Margin recovers 7.6 b.p. in 3Q06, reaching 11.8%

As a reflex of the strong EBITDA recovery in the quarter, which occurred in a more intense way than Net Revenues growth itself, Suzano Petroquímica's EBITDA margin reached 11.8% in 3Q06, representing a 7.6 and 3.3 b.p. recovery compared to 2Q06 and 3Q05, respectively.

Also in the Consolidated, an important EBITDA margin recovery could be verified, reaching 10.5% in 3Q06, a 7.9 and 2.8 b.p. recovery compared to 2Q06 and 3Q05, respectively, also due to the better results of the companies with shared control, namely Riopol, which has already positively contributed to consolidated EBITDA this quarter.

Suzano Petroquímica's Parent Company and Consolidated Net Sales grow 17% compared to 2Q06

Suzano Petroquímica's Parent Company net sales totaled R$ 507.7 million, a 17.2% raise compared to 2Q06 as a result of the recomposing of the Company's sale prices and 3Q06 recovery in domestic consumption, a seasonally stronger period due to the production of plastic products to the end of the year's holidays and vacations, what leveraged a higher sales volume compared to 2Q06.

Including the proportional consolidation of Riopol's and Petroflex's net sales, the Company's consolidated net revenues reached R$ 695.7 million in the quarter, 17.4% higher than in 2Q06.

Suzano Petroquímica's New Command Model and New Executive Board

Suzano Petroquímica announced on August 16th its innovative command model, of shared control between two co-CEOs, José Ricardo Roriz Coelho, former Superintendent of Polibrasil (acquired and incorporated by Suzano Petroquímica in 2005), and João Pinheiro Nogueira Batista, former vice-president of Suzano Holding and Suzano

Petroquímica's Chief Financial and Investor Relations Officer. The combination of the competences of these two executives and the complementarities of their profiles were fundamental to this decision, which was based on the successful experience of Suzano Petroquímica's managerial transition period, post Polibrasil's acquisition.

On September 22nd, the Company also announced the new composition of its Executive Board, now made up of the (i) Planning, New Business, and Participations area, under the leadership of Katia Macedo; (ii) Financial and Administrative area, led by José Alfredo de Freitas; (iii) Industrial and Technology area, headed by Antonio de Mattos, and (iv) Commercial and Logistics area, whose command should be appointed soon.

With the structuring of the new command model, and with the appointment of the new Executive Board, the Company completed the period of transition of its management, after Polibrasil's acquisition, structuring to overcome the present and future challenges of the industry, and lead the Company to achieve its strategic planning, taking advantage of the growth and consolidation opportunities of Brazil's petrochemical sector.

Incorporation of the Polipropileno Participações ("Polipar")

Suzano Petroquímica announced, in September 2005, a Public Offering for Stock Acquisition of Polipar shares in circulation in the market, aiming at canceling its listing in stock exchange. On November 29th, 2005, Polipar's capital was closed, and its shares could no longer be traded in the stock exchange, but Suzano Petroquímica extended the period of its stock acquisition offer, giving opportunity to those who did not adhere to the Offering to sell their shares.

This way, with a greater number of shareholders alienating their Polipar shares to Suzano Petroquímica, the number of shares in circulation was less than 5%, leading to the acquisition of the remaining shares by Suzano Petroquímica for the price of R$ 2.961906 per lot of one thousand shares, which represented the amount stipulated in the Public Offering of Polipar shares plus the TR + 6% correction during the period.

On September 28, SPQ Investimentos e Participações fully controlled by Suzano Petroquímica, incorporated Polipar. The main asset of Polipar, now owned by SPQ Investimentos e Participações, are 2,129,324 Braskem's preferred shares, resulting from the exchange of Norquisa's shares, which took place when the share in Politeno was divested.

Suzano Petroquímica fulfilled, this way, one more stage in the simplification of its corporate structure, aiming at offering an increasing level of transparency in its structure and activities.

Accounting of Politeno's sale

According to the accounting criteria submitted in the past quarter, Politeno's sale contract was characterized as a hybrid financial instrument for expecting the realization of an additional installment in the future, being treated therefore as a derivative and registered in the accounting books for its fair value.

This way, based on the agreed-upon formula of Politeno's sale contract, the fair value is quarterly updated, based on spreads executed and in the expectations of future polyethylene spreads in the Brazilian market.

The accounting of the contract in the 3Q06 considered the ascertained value of the spread in the first quarter following Politeno's sale, combined with the expected spreads for the 15 following months, in order to calculate Politeno's sale contract fair value. Such accounting criteria generated a R$24.3 million positive impact in the Parent Company's equity in affiliates, because of the non-operating revenue recorded at SPQ Investimentos e Participações this quarter, fruit of the difference between expectations entered into account in last quarter and Politeno's value ascertained based on the update of the series of spreads realized in this quarter.

SUZANO PETROQUÍMICA PARENT COMPANY

Industrial and Economic Outlook

The third quarter of 2006 was characterized by the beginning of the recovery movement of the profitability in the Brazilian petrochemical industry after a first half-year of limited attractiveness for the business, with petrochemical raw material prices reflecting the rise of oil prices, but without proportional transfer to prices of thermoplastic resins, because of the scarcely heated Brazilian demand of resins and the appreciated Real in the period.

Along the nine first months of 2006, both the oil and the petrochemical naphtha prices presented rising behavior, having reached their highest prices in the months of July and August. Oil prices reached the maximum quotation of US$ 78 per barrel, while naphtha achieved some US$ 640 per ton. However, in September already, a retreat was observed in naphtha and oil prices, the latter more markedly.

As of April, aiming at recomposing the margins after successive increases in petrochemical raw materials, an important movement of rise in international resin prices was seen, especially in Asia. In the third quarter of 2006 the listing price of polypropylene in the Asian market (Icis-Lor source) exceeded the level of US$1,300/ t, getting close to the prices practiced in the domestic North-American market, oin average US$1,400/ t in the same period.

The rise in international resin prices began to drive the recovery of domestic prices when it was combined with the resume of the Brazilian demand for thermoplastic resins in the 3Q06, overcoming the pressure that the appreciated Real imposed on the prices of resin in local currency, allowing the recomposing of the domestic resin prices as well.

In this quarter, the domestic thermoplastic resin market, normally characterized by increase in Sales for production supply intended for the summer and vacations period grew 4.2% in relation to the second quarter, and 1.5% if compared to the same period of 2005. Polypropylene, specifically, presented a better performance than the resins group, presenting a domestic demand 4.8% and 2.2% higher than in 2Q06 and 3Q05, respectively. The demand for polypropylene in the year grew 12.7% if compared to the same period in 2005, while demand for the resins group raised 9.7% in the same period.

This way, with the heating of demand occurred in the domestic market, and with the movement of domestic and international resin prices recovery occurred in 3Q06, the industry could begin the process of recovery of part of the profitability corroded since the beginning of the year.

Production


In thousand tons
116
143
154
138
144
120
146
21.8%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

Suzano Petroquímica's polypropylene production in the 3Q06 was 146.4 thousand tons, with an average operating rate of 86.3%, if considered the new production capacity of 685 thousand tons/year as of July 11th. In the quarter, the Company's production was impacted by the following events:

Mauá: the plant was halted for maintenance in the first ten days of the quarter, when the production capacity expansion of 60 thousand tons was completed. Besides, a few minor operating problems, not related with the increase of capacity, reduced the operating levels of the plant in the quarter. The Plant is already normally operating at a pace of 360 thousand tons/year.


Operating Rate (%)
95.1%
76.9%
3Q05
2Q06

Duque de Caxias: The production was in a normal operating level in the quarter. No halt was performed for maintenance.

Camaçari: The plant was halted for 10 days, for a scheduled stoppage.

The production was 21.8% higher than that of the second quarter, when a 20-day halt took place in the Mauá Plant, for works related to the production capacity expansion, and another 20-day stoppage occurred at the Duque de Caxias Plant to change the catalyst. If compared to 3Q05, the volume of PP resins produced was 5.3% lower, also due to the above mentioned reasons. If we consider the production of composites accounted for in 3Q05, the volume was 9.1% lower this quarter. The polypropylene compounding business was sold to Basell in September 2005.

The accumulated PP production in the year reaches 410.9 thousand tons, in line with that resin production in the same period last year. If we take into account the total production in 9M05, including composites, this year's accumulated production was 6.5% lower. The Company's operating rate accumulated this year was 85.2% of the installed capacity due, primarily, to programmed stoppages mentioned above, both in 2006.

Sales


In thousand tons
Thousand
161
140
150
+7.1%
+13.0%
+5.5%
37
123
30
110
33
116
3Q05
2Q06
3Q06
Domestic Sales
Exports

The Company's total polypropylene Sales added to 149.8 thousand tons in this quarter, a volume 7.1% higher than the one of the second quarter, but 6.9% lower than the one of the 3Q05, not considering the composites sales then. In 3Q06, according to preliminary data from Abiquim/Coplast, the domestic consumption of polypropylene grew 4.8% and 2.2% if compared 2Q06 and 3Q05, respectively.

Sales in the domestic market totaled 116.3 thousand tons this quarter, a volume 5.5% higher than the one sold in the second quarter. The rise in sales in the third quarter is a characteristic of the industry, supplying transformers for production aiming at the period of Christmas, Year End and vacations. The sectors of higher performance in sales in this quarter were packing, mostly to the foodstuff and cosmetics segments, and the furniture segment. The Company's commercial attitude was focused on better opportunities, prioritizing the sales of resins with a differentiated performance and a higher value-added, what, allied to the favorable international prices scenario, made a recovery in sales prices possible. Domestic sales were 5.8% lower than in 3Q05, excluding the PP composites sales. Taking into account polypropylene composite sales in 3Q05, sales volume was 11.0% lower.

Exports Destination 3Q06


Europe
6%
Others
0%
Asia
15%
South America
50%
Africa
29%

Exports in the quarter totaled 33.5 thousand tons, or 22.2% of the total PP sold. Such performance represented an increase of 13.0% as regards the second quarter, but was 10.4% lower than exports in the same period of 2005. The increase regarding the second quarter occurred once more because of the positive moment of demand and prices in the international market, in addition to competitive freight conditions. On the other hand, the reduction regarding the same quarter of 2005 is explained primarily by the Company's strong production volume in 2005 and the strong demand of the international market, driven at the time by the natural disasters in the U.S. gulf region. South America remained as the Company's main exports destination, with a parcel of 50% of the total exported volume, while Africa and Asia represented 29% and 15% of sales, respectively, because of the good price and freight conditions obtained. The Company has reinforced its presence in Latin America, target-market for its exports.

The accumulated sales volume in the first nine months of 2006, of 421.8 thousand tons, exceed by 1.0% the volume sold in the same period of 2005, even considering the sales of composites in that period. Without considering the sale of polypropylene composites, the sales volume increased by 7.5% against the same period of 2005. The volume oriented to the domestic market represented 79% of that total, with a reduction of 2.1% as regards the volume sold locally in the previous year. If we exclude the composite sales of 2005 figures, domestic sales volume of polypropylene was 5.8% higher than in 2005. Exports that represented 21% of the volume sold in the first nine months were 14.5% superior to the ones of the same period of 2005, mainly as a way to capture the high prices in force in the international market in 2006.

Sale Prices

The Brazilian petrochemical industry experienced in this quarter, after a long period of profitability reduction, a moment of price recovery, usually higher than international market levels, once they had not yet incorporated the rises observed internationally as of April this year due to the sluggish domestic demand and Real appreciation path in the last months. 3Q06 recovery in local demand, despite the appreciated Real allowed domestic prices to be recomposed. This way, the industry could transfer, even partially, the strong increases endured by its main raw materials, originated from oil, to the price of thermoplastic resins.

Specifically for Suzano Petroquímica, according to announcements of price increases made as of the beginning of July and the strategy to prioritize sales of higher value-added resins, the beginning of the Company's profitability recovery was verified. The average unitary net revenue in the domestic market in 3Q06, measured in Reals, grew 9.1% regarding the average unitary net revenue of this year's second quarter, and 5.7% compared to the same period last year. If measured in dollars, the increase was 9.2% and 16.5% compared to 2Q06 and 3Q05, respectively.

The international market remained with rising prices this quarter, primarily in the Asian market, as shown by the chart, which basis is 1Q05, when prices in Asia were about US$ 1,050/t and U.S. export prices about US$ 1,180/t.


Evolution of PP Prices
(ICIS-LOR basis)
Index 1Q05 = 100
140
130
120
110
100
90
80
129
116
108
105
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Asia
Brazil
USA Export
Europe - Domestic

During 3Q06, polypropylene's listing price in Asia reached the level of US$ 1,300/t, with a very small discount regarding the North American market, where normally are practiced the highest resin prices in the world.

This way, Suzano Petroquímica's exports could benefit from this good moment of the market, with heated international demand, and prices at attractive levels.

Net Operating Revenues


In R$ million
49
64
87
63
77
99
355
403
435
336
349
356
409
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Domestic Sales
Exports
---- until August, 2005, net sales considered the PP compound business

As a result of the increase in sales prices occurred during this quarter, and also the increase of 7.1% in the volume sold against 2Q06, net income in 3Q06 totaled R$ 507.7 million, with an increase of 17.2% regarding the second quarter. In comparison to 3Q05, net revenues were 2.7% lower, primarily because of the reduction of 10.9% in the volume sold, once more influenced by the sale of the compounding business last year, in spite of the increase of 5.7% of the net unitary revenue between the quarters. The net revenue measured in dollars in the 3Q06 grew 18.2% and 4.6% regarding 2Q06 and 3Q05, respectively.

Net revenues originated from sales to the domestic market in this quarter was R$ 409.1 million, presenting an increase of 15.1% regarding 2Q06, mainly as a consequence of the higher unitary net revenue and also the increase of 5.5% in domestic sales. In the comparison with the same period in 2005, net revenues in the internal market were 5.9% lower, mainly because of the reduction of 11.0% in the volume sold, of which 5.8% represented a reduction in resin sales, neutralizing the effects of the

5.7% rise in unitary net revenue. When analyzed in Dollars, the net revenue was 15.2% higher than in 2Q06, in line with 3Q05, because of best prices in Dollars, in force in the quarter.

In the 3Q06, the income from exports totaled R$ 98.6 million in the quarter, 27.2% higher regarding the second quarter, because of the combined effect of the increase of 13,0% in the exported volume, and the increase in exports unitary net revenue. The average unitary net revenue in the external market reached R$2,943/t, what represents an increase of 12.6% if compared to the previous quarter and 27.0% regarding the same period of 2005. If compared to 3Q05, the exports income grew 13.8%, once more as a result of best prices in force, in spite of the reduction of 10.4% in the exported volume. When measured in Dollars, excluding this way the effects of the appreciation of the Real between the periods, the exports average unitary net revenue was 13.7% and 36.6% higher regarding the 2Q06 and 3Q05, respectively.

In the first nine months of 2006, the accumulated income added to R$1,353.3 million, 2.8% lower than the one obtained in the same period of 2005, in spite of the increase of 1.0% in the volume sold, as a consequence of the lower net unitary revenue in Reals in the first half of the year, fruit of the appreciation of the Real in the period, as the prices are related with quotations, in dollars, of resins in the international market. If measured in Dollars, 9M06 net income presented an increase of 9.2% between the two periods, a combined effect of the higher volume sold, and the 8.1% increase in net unit income in Dollars.

Cost of Sold Products

Distribution of COGS (%)


Other Inputs; 7.0%
Labor; 4.3%
Energy, 1.0%
Depreciation, 4.1%
Others, 3.2%
Main Input, 80.4%

The cost of sold products (COGS) in this quarter was R$ 420.6 million, presenting a unitary COGS of R$2,809/t or US$ 1,299/ t, according to the one realized in 2Q06. Therefore, the 7.1% increase in COGS regarding the second quarter of the year occurred exclusively because of the higher volume sold. Regarding the 3Q05, COGS was 6.9% lower, primarily because of the lower volume sold, in spite of the increase in unitary COGS between the two periods, of 4.5% if measured in Reals and 12.3% in dollars, fruit primarily of larger quotations of the propylene in 2006.

In spite of the increase of 3.1% of propylene in COGS 2Q06, it was offset by the reduction of cost of other materials, and by the greater dilution of the fixed cost, because of the increase in the produced and sold volume.

The accumulated COGS in the first nine months of the year amounts to R$1.184.7 million, 2.2% less to the one registered in the same period of 2005, mainly because of the reduction in propylene costs in Reals, as effect of the appreciation of the Real in the period, in spite of the slight increase in sold volume. When expressed in dollars, the average cost of the propylene presented rise between these two periods.

Sales, General and Administrative Expenses (SG&A)

The sales, general and administrative expenses (SG&A) related to the polypropylene business added to R$ 47.4 million in the quarter, 2.8% above the amount for 2Q06. Expenses with sales, in spite of the higher volume sold, were practically in line with the previous quarter, while administrative expenses rose 8.3% as non-recurrent effect of the reversal of a provision made in the 2Q06, that reduced expenses in that period. As described in last quarter, the Company continues performing an energetic program of expenses reduction and expenses curtailment, aiming at contributing to the improvement of its results.

In comparison with the third quarter of 2005, the SG&A were reduced by 7.3%, an effect primarily of the 10.0% reduction of expenses with sales, due to the lower volume sold.

The SG&A totaled in the first nine months of 2006, R$ 140.3 million, 4.9% above the same period last year, mainly because of the higher volume exported in 2006, that contributes to the increase in sales expenses.

EBITDA

In accordance with the price recovery performed in this quarter, that allowed the improvement of the spread between resin prices and main raw material cost, the propylene, the Company achieved an operating cash generation – EBITDA – of R$ 59.7 million this quarter, what represented an increase of 225.3% if compared to the second quarter, and 34.9% regarding the 3Q05. The EBITDA per ton, of R$ 399, recorded an increase of 203.8% regarding the previous quarter. The operating cash generation in this quarter was the highest since the *pro forma* result obtained in the fourth quarter of 2004, when resin prices were in a high level, and oil and naphtha prices were about 40% lower.

EBITDA (R$ million) and EBITDA Margin (%) –*Pro Forma* Parent Company


19.0%
15.1%
16.5%
12.6%
8.5%
6.0%
8.1%
3.1%
4.2%
11.8%
64.2
67.9
81.2
107.0
50.9
28.0
44.3
33.3
12.7
18.4
59.7
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

The EBITDA margin of the parent company in this quarter was 11.8%, 7.6 b.p. superior to the margin achieved in the previous quarter, and 3.3 b.p. above the margin achieved in the 3Q05.

The accumulated EBITDA in 2006 adds to R$ 90.8 million, yet 26.3% lower than the one achieved in the same period of 2005, in spite of the strong recovery occurred in this quarter. The accumulated EBITDA per ton in the year also presents a reduction of 26.6% between periods, going from R$ 295 to R$ 215 per ton, once more as a consequence of the scenario of high raw material costs, combined with the Real appreciation and a demand below expectations during the first half of this year.

Financial Result and Debt

In the third quarter of 2006, two credit lines were entered, "standby facility", with banks Bradesco and Santander in the amount of US$ 55 million and US$ 45 million, respectively. The standby facility is a pre-approved facility, for any need and for a term of three years. In case of draw, the payment should be made within one year. Additionally, considering the exports opportunities, the Company obtained funding of US$ 34.0 million more in ACC's.

In Sep 30, 2006, Suzano Petroquímica's Gross indebtedness (considering principal and interest) totaled R$1,210.6 million, compared to the amount of R$1,153.3 million on Jun 30, 2006. The debt is concentrated on the long term, with a total of 82.9% of its maturity dates. The net indebtedness of the Parent Company, of R$1,170.6 million, was 6.0% higher than the 2Q06 closure, due to higher need of working capital and the investments made. If considered the cash regarding the sale of Politeno, and the value of Braskem's shares, the Company's net debt on Sep 30, 2006 would be R$ 965.8 million.

Exposure of the Gross Debt per currency (%)


78.8%
70.2%
69.4%
1Q06
2Q06
3Q06
R$
US$

Exposure per term (%)


84.6%
87.4%
82.9%
1Q06
2Q06
3Q06
Short Term
Long Term

Exposure per Index (%)


3%
5%
4%
39%
17%
43%
25%
42%
27%
1Q06
2Q06
3Q06
CDI
Libor
Fixed (US$)
TJLP

The Parent Company's financial result in the 3Q06 was a net expense of R$ 31.8 million. The largest financial expense in this quarter regarded the payment of interest and monetary variation of the contracted debt, according to the following table.

Financial Result (R$ million)	3Q06	3Q05	2Q06	9M06	9M05
Financial Income	(34.5)	(5.9)	(30.3)	(57.9)	(6.7)
Interests (ACC/ Loans)	(27.7)	(10.0)	(26.1)	(84.7)	(10.0)
Monetary Variation	(0.2)	-	(0.5)	(1.3)	-
Currency Translation	(0.8)	6.3	0.5	48.9	6.3
Banks/ CPMF levy / IOF tax	(5.3)	(2.6)	(3.1)	(15.0)	(3.0)
Others	(0.5)	0.4	(1.1)	(5.7)	-
Financial Expenses	2.7	1.0	3.3	17.0	3.6
Interests	0.7	-	0.9	2.8	-
Monetary Variation	-	-	0	-	-
Currency Translation	-	-	0	-	-
Others	2.0	1.0	2.4	14.2	3.6
Net Financial Result	(31.8)	(4.9)	27.0	(40.9)	(3.1)

According to the debt amortization schedule on Sep 30, 2006, the average term of maturity was 5.22 years. The average cost of the debt in the third quarter of 2006 was US$ + 6.77%, with a cost reduction regarding the previous quarter because of the CDI reduction, that is the reference for 27% our debt.


Debt Amortization Schedule (US$ million)
8
73
27
50
50
66
74
55
20
44
64
12
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017


Net Debt/ (EBITDA+Dividends)
Parent Company Pro Forma with
Politeno's Cash
5.84
7.06
6.76
03.31.06
06.30.06
09.30.06

Net Debt / EBITDA

The *pro forma* Net Debt /(EBITDA + dividends) ratio of the Parent Company, considering the cash received from Politeno's sale, and the value of Braskem's shares received in April this year, was of 6.76 on Sept 30, 2006, against a position of 7.06 on 06.30.06, because of the substantial improvement in cash generation this quarter, in spite of the small increase in the Parent Company's net indebtedness.

Net Profit

Suzano Petroquímica registered in the quarter a net profit of R$ 19.4 million, mostly because of the result in equity from affiliates, the record of the non-operating revenue at SPQ Investimentos e Participações, derived from the expected value of Politeno's sale 2nd installment, despite the negative R$ 31.8 million financial result and the recurring entering into account of the R$ 11.0 million goodwill amortization.

Investments

Capex In R$ '000


16,034
15,358
5,334
1Q06
2Q06
3Q06

The Company investments made in the 3Q06 totaled R$ 15.3 million, and were intended primarily to expansion projects of the production capacity of polypropylene, in addition to maintenance of production equipment. The total investments made in the year amounted to R$ 36.7 million.

The Company revised the investment announced to raise the production capacity of Mauá and Duque de Caxias Plants, as well as to accomplish the second phase of Mauá's expansion and the construction of the sea terminal to receive propylene in Duque de Caxias. Such revision aimed at incorporating the adjustments in the scope of the projects, derived from better detailing and cost raises in utilities and services, and also the update of the exchange rate to current levels, which differ from those upon which the original budget was based. Therefore, the previous estimate of R$ 95.0 million, including the already accomplished first phase of Mauá's expansion, suffered a 34% raise, now amounting to US$ 126.9 million.

The Company is now adopting the FEL (Front-End Loading), a global benchmark in project management, aiming at maximizing the project return. With the use of such procedure, the start up schedule of its projects was revised, as described ahead: (1) construction of the sea terminal at Duque Caxias., to be concluded at 3Q07; (2) Duque de Caxias production capacity expansion in 100 thousand tons at 4Q07; (3) second phase of Mauá's production capacity expansion, which will add up 90 thousand tons, forecasted to 2Q08.

US$ million	2005	2006	2007	2008	Total
Capex Projects	2.0	32.3	79.4	13.2	126.9

The above-mentioned projects have already defined resource sources, and will be funded by the *International Finance Corporation*-IFC and also by the BNDES.

Capital Markets

The average daily financial volume of Suzano Petroquímica's shares negotiated at the Bovespa (São Paulo Stock Exchange) this quarter was R$ 908 thousand, with a reduction of 48% regarding the 2Q06, as a result, primarily, of the reduction of the average quantity of negotiated securities. In the same period, the Ibovespa had a daily average of R$ 1.7 billion, 22.9% lower than the one recorded in 2Q06.

Daily Average Volume - SZPQ (R$ th/day)


3,242
1,753
908
3Q05
2Q06
3Q06

Suzano Petroquímica preferred share listed in Stock Exchange closed the quarter at a price of R$ 3.50/share, with a valuing of 3.9% regarding the previous quarter closure. If watched the accumulated performance of the LTM, Suzano Petroquímica's share shows a devaluation of 35.2%, quite comparable to the performance of the other petrochemical companies shares. In the same period, the average index of the petrochemical industry points to a devaluation of 37.4%, while Ibovespa has had an appreciation of 15.4%.


SZPQ4 Performance x Ibovespa
Basis: Jan 2004 = 100
350
300
250
200
150
100
50
0
164
119
93
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Suzano Petroquimica
Ibov
Petrochemical Sector

Information on the Share	Sep 29, 2006
Total Shares	226,695,380
Common Shares	97,375,446
Preferred Shares	129,319,934
Market Value (R$ million)	793.4
Daily average negotiated volume – 9M06 (R$ million)	1.8

Social-environmental Responsibility for Sustainable Development

This quarter, an internal audit of the Integrated Management System of Health, Security, Environment and Quality took place took place, according to the ISO 9001, ISO 14001 and OHSAS 18001. The audit was successfully concluded, assuring the maintenance of the practices and standards of work, in attendance to the requirements of the certifications.

There were 2 technical visits at our facilities (open doors), matching the commitment with FNQ (the National Foundation for Quality) as PNQ (the National Quality Prize) winners of 2005, to make public the practices of Suzano Petroquímica. Besides, we also received specific benchmark visits from the companies Belgo Mineira (Arcelor) and Rhodia.

Suzano Petroquímica, in partnership with SEBRAE-SP, FIESP, IFC- World Bank e the ABC Economic Development Agency develop, together with all the relevant actors of the Mauá region - city halls, unions, other companies of Capuava's Petrochemical Pole and educational and research entities – the APL Project for Plastics of the Great ABC. This project has as main objective the increase in competitiveness and the growth of the micro, small and medium transforming companies of the region, with direct impacts on social, economic and environmental development of the Great ABC. They are about 500 transforming companies of the Great ABC, employing approximately 15 thousand workers, number that can double if these same companies capacitate themselves to absorb the additional resin supply, originated from the expansions in course or to be at Capuava's Pole, as the one of Suzano Petroquímica in its Mauá Unit, which first phase is already operating.

Suzano Petroquímica maintains Ecofuturo Institute, an N.O.G. created by Suzano Group in 1999 with the objective of leveraging social and environmental solutions and strengthen the path of sustainable development in Brazil.

SZPQ and the Ecofuturo Institute supported the Commitment "All for Education", which aims at assuring the conditions of educational access, permanency, conclusion and success for Brazilian youth until 2022. SZPQ, as a

Suzano Group company, joins this movement because it believes that quality education for all is a fundamental mechanism to obtain advances and growth with democracy and sympathy.

SZPQ, through Suzano Group, sponsored "Spring Reading is a Must", also promoted by the Ecofuturo Institute. It is a project to stimulate reading by public readings, workshops to capacitate readers and books distribution. 100 people were taught and 15.000 books distributed.

SUZANO PETROQUÍMICA CONSOLIDATED

Summary of the *Pro Forma* Consolidated Result

Key Figures (R$ million)	3Q06	3Q05	Δ% 3Q06/3Q05	2Q06	Δ% 3Q06/2Q06	9M06	9M05	Δ% 9M06/9M05
Net Sales	695.7	590.7	17.8	592.7	17.4	1,763.1	1,634.6	7.9
Gross Revenue	106.0	80.1	32.4	43.9	141.3	197.3	230.1	(14.2)
Gross Margin	*15.2%*	*13.6%*	*1.6 p.p.*	*7.4%*	*7.8 p.p.*	*11.2%*	*14.1%*	*-2.9 p.p.*
EBITDA	73.1	45.2	61.8	15.5	370.6	103.3	142,6	(27.6)
EBITDA Margin	*10.5%*	*7.7%*	*2.8 p.p.*	*2.6%*	*7.9 p.p.*	*5.9%*	*8.7%*	*-2.8 p.p.*

Production (000 t)	3Q06	3Q05	Δ% 3Q06/3Q05	2Q06	Δ% 3Q06/2Q06	9M06	9M05	Δ% 9M06/9M05
Petroflex	87.0	78.4	11.0	87.9	(1.0)	250.8	249.8	(0.4)
Riopol[1]	110.4	-	-	97.9	12.8	276.0	-	-

1- The production during 1Q06 refers to the pre-operating stage, started in November 2005 and ended on March 31. 2006

Sales (000 t)	3Q06	3Q05	Δ% 3Q06/3Q05	2Q06	Δ% 3Q06/2Q06	9M06	9M05	Δ% 9M06/9M05
Riopol[1,2]	104.4	6.2	-	94.2	10.8	252.5	28.1	-
DM	65.9	6.2	-	65.4	0.8	176.4	28.1	-
EM	38.5	-	-	28.8	33.5	76.1	-	-
Petroflex	90.2	73.8	22.2	85.4	5.6	254.8	240.3	6.0
DM	57.6	51.9	11.0	54.6	5.5	162.4	155.0	4.7
EM	32.6	21.9	48.9	30.8	6.0	92.4	85.3	8.4

1 – Regarding the pre-operating stage until 1Q06.
2 – Sales in 3Q05 and in the 9M05 reflect only the pre-marketing activity (do not include sales of own-production resin). Sales in 2006 were totally of resins produced by Riopol.

Riopol

The third quarter of 2006, second operating quarter of Riopol, was characterized by the advance of the enterprise in the learning curve of its operation, presenting important evolution regarding the previous quarter. The plant operated in the quarter with an average operating rate of 81.8%, production, producing 110.4 thousand tons, 12.8% above the previous quarter. The plant's operating rate was 9.3 b.p. above the one performed in 2Q06, and upon the end of the third quarter, the plant was already operated at a pace of 88% of the installed capacity, proving the quick escalade in production levels.

Riopol's total polyethylene sales in the quarter were 10.8% higher than in 2Q06, adding to 104.4 thousand tons, where 63% were allocated to the internal market, and 37% for exports. The sales volume in the domestic market, of 65.9 thousand tons, was in line with the volume sold in 2Q06, fruit of the movement of prices rise implemented by the enterprise as of mid-quarter, what generated, in a first moment, a retraction of purchases by transformers. In turn, polyethylene exports grew 33.5% this quarter, totaling 38.5 thousand tons, according to the undertaking of exporting a minimum of 12.5 thousand tons a month, and profiting from the good moment of the international market.

The domestic polyethylene demand grew 3.4% this quarter regarding the previous quarter, being two thirds of this additional volume captured by local producers, and only one third originated from imports. Regarding the 3Q05, the

Brazilian consumption of polyethylene increased by 2.9%, this time pointing out the growth of local sales in detriment of imports, that reduced by 12.2% between periods. This way, the internal accumulated consumption in 2006 was 8.8% higher than the one achieved in the same period of 2005, and the growth was captured by local producers, as imports were reduced by 3.8% in the period. The increase in polyethylene supply in the domestic market, with Riopol's entry, is being accommodated by the growth of the local market, above described, and also by the increase of polyethylene exports that, in the first nine months of 2006, were 17.8% higher than in the same period of 2005, also benefiting from the good moment of the international market.

Riopol's result in 1Q06 was taken into accounting in the deferred assets of the enterprise, not generating result in that quarter, as the enterprise was yet in pre-operating phase. Only from the beginning of 2Q06 on, the results have been entered into the books in the Company's Income Statement, and the accumulated result so far reflects only the period between April and September 2006. Riopol's result that had been entered into accounting until 2005 referred to pre-marketing activities that were completed last year, and are not, therefore, comparable to results obtained in 2006.

Petroflex

Petroflex' elastomers production was 87.0 thousand tons this quarter, practically the same as in 2Q06, and 11% higher than the production in 3Q05. The average occupation rate of the plant was 83% this quarter, 3 b.p. lower the one achieved in 2Q06, because of the expansion of the production capacity of nitryl rubber (NBR) in 9 thousand tons this quarter. The increase in NBR production is part of the Company's strategy to focus on special and performance products, with a higher value-added.

The sold volume this quarter was 90.2 thousand tons, 5.6% higher than in 2Q06 and 22.2% superior to the one of 3Q05. Sales to the domestic market, that were responsible for 63.9% of the sales in the quarter, presented a growth of 5.5% regarding the 2Q06 and 11.0% regarding the 3Q05 due to the movement of replacement of natural rubber with synthetic rubber. Exports grew 5.8% regarding the 2Q06 because of higher sales of special performance products, whose greater market is abroad.

Net Operating Revenues

The consolidated net operating revenues in this quarter was R$ 695.7 million, 17.8% above the one recorded in the same period of 2005, primarily because of the consolidation of Riopol's net sales, that responded in this quarter for 16.5% of the consolidated net revenues. Regarding the second quarter of the year, the consolidated net revenue was 17.4% higher, effect of the price recovery of the industry, and also the seasonal increase of sales in the third quarter. In the first nine months of 2006, consolidated net revenue totaled R$ 1,763.1 million, 7.9% higher than the one achieved in the same period of 2005, because of Riopol's start up in 2Q06 and the growth of its revenues this quarter, what more than offset the drop of the *Parent* company's and Petroflex' net revenues. In 2005, it only performed pre-marketing sales.

Net Income R$ million	3Q06	3Q05	Δ (%)	2Q06	Δ (%)	9M06	9M05	Δ (%)
Suzano Petroquímica *Parent* Company	**507.7**	**521.6**	**(2.7)**	**433.0**	**17.2**	**1,353.3**	**1,392.6**	**(2.8)**
Riopol[1]	114.6	6.6	-	94.7	21.0	209.2	32.5	-
Petroflex[1]	73.5	62.4	17.8	65.0	13.1	200.5	209.5	(4.3)
Suzano Petroquímica Consolidated[2]	**695.7**	**590.7**	**17.8**	**592.7**	**17.4**	**1,763.1**	**1,634.6**	**7.9**

1 – Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 – Pro forma consolidation, considering for all mentioned periods a participation of 100% in Polibrasil, consolidated with participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale that occurred on Apr 04, 2006.
3 – The net income in 3Q05 and in the 9M05 reflects only Riopol's pre-marketing activities (do not include sales of resin of its own production). This way, Riopol's data is not compatible with the realizations as of April 2006.

- **Riopol:** this quarter's net revenues were R$ 343.7 million, representing a 21% raise compared to 2Q06, due to the raise in the volume sold and also to the correction in the prices practiced in the domestic market, which did not follow the evolution of international prices in 1H06, as a result of the Real appreciation along 1H06 and of internal demand conditions in the period. This way, Riopol's unitary net revenue was 9.1% higher this quarter compared to 2Q06. Of the total net revenue, 89% come from polyethylene sales and the rest from by-products sale (propylene, hydrogen and pyrolisis gasoline).

  This quarter's result that is not comparable to the revenues earned in 3Q05, as in the past it came from pre-marketing activities, and the volume placed was very inferior to the one currently sold by the enterprise.

  The increase of 21% in net sales compared to 2Q06 occurred through increase of sold volume and also through adjustment of prices practiced in the domestic market, that did not follow during the first half of the year the evolution of international prices because of the appreciation of the Real along the first half of the year and by conditions of internal demand in the period. This way, Riopol´s unitary net revenue was 9.1% higher in this quarter compared to the second quarter of 2006. From the total net revenue, 89% are originated from the sale of polyethylene and the rest from the sale of by-products (propylene, hydrogen, and pyrolysis gasoline).

  Riopol responded this quarter for 16.5% of the consolidated net revenues, and for 11.9% of the *pro forma* net revenues in the first nine months of 2006. It is important to point out that Riopol only contributed for the consolidated result as of April, having deferred the results regarding the test period performed in the first quarter of the year.

- **Petroflex:** in 3Q06, net operating revenue was R$ 365.3 million, 13.1% higher than in 2Q06, basically because of the increase of 5.6% in the sold volume combined with the increase of 7.2% in the revenue per ton in the quarter. Regarding the same period of 2005, the net revenue grew 17.8% because of the low sales volume achieved in the 3Q05, that offset the lower average unitary revenue in Reals in the 3Q06 regarding the 3Q05. In the first nine months of 2006, the accumulated net revenue was R$ 996.6 million, 4.3% lower than the one entered into accounts in 9M05, effect of the reduction of the average unitary net revenue in Reals, in spite of the increase of 6.0% in the volume sold.

  Petroflex responded in this quarter for 10.6% of the consolidated net revenue, and for 11.4% in the pro forma consolidated net revenues of first nine months of 2006.

Cost of Goods Sold

The consolidated cost of goods sold (COGS) this quarter was of R$ 589.7 million, 15.5% higher than the one realized in the same period of 2005 and 7.5% higher as regards 2Q06. The increase of the consolidated cost as regards 3Q05 is mainly a result of the consolidation of the COGS by Riopol, which had no production in 2005. As regards 2Q06, the increase of costs is mainly a result of the higher volume sold by the companies this quarter. The consolidated COGS accumulated in the first nine months of 2006 amounts R$1,565.8 million, 11.5% higher than the one realized in the same period in 2005, as a result of the entering into account of the cost of production of Riopol as of April.

Cost of Products Sold (CPS) R$ million	3Q06	3Q05	Δ (%)	2Q06	Δ (%)	9M06	9M05	Δ (%)
Suzano Petroquímica *Parent* Company	**420.6**	**451.7**	**(6.9)**	**392.8**	**7.1**	**1,184.7**	**1,212.0**	**(2.2)**
Riopol[1,3]	105.6	6.6	-	98.5	7.2	204.1	31.1	-
Petroflex[1]	63.5	52.3	21.4	57.4	10.8	176.9	161.5	9.6
Suzano Petroquímica Consolidated[2]	**589.7**	**510.6**	**15.5**	**548.7**	**7.5**	**1,565.8**	**1,404.6**	**11.5**

1 – Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex

2 – Pro forma consolidation, considering for all mentioned periods a participation of 100% in Polibrasil, consolidated with participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale that occurred on Apr 04, 2006.
3 – The CPS in the 3Q05 and in the 9M05 reflects only the pre-marketing activity (purchase of resin for resale). Therefore, the data is not comparable to the one realized as of April 2006.

- **Riopol**: The COGS realized this quarter was of R$ 316.7 million, 7.2% above the one realized in the 2Q06, mainly as a result of the 10.8% increase of the volume sold. 81% were variable costs of production (raw material, catalysts, utilities, etc), 10% depreciation/amortization and 9% fixed costs. The COGS per ton this quarter was 3.3% lower than the one realized in the 2Q06, basically as a result of the plant's higher operating efficiency, which reduces the variable production costs, through a better utilization of the raw material, and also of the dilution of the fixed cost, with a better operating ate of the plant. In spite of the increase of operating efficiency, the COGS realized this quarter is not yet an index of a normal operating level of the plant, because the operation is not yet optimized.


Evolution of Mont Belvieu
Ethane and Propane prices
Jan 05 = 100
138
129
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Ethane
Propane

The average prices of ethane and propane Mont Belvieu*, which serve as basis for the formula of price formation of the main raw materials of Riopol, were 13% and 5% higher, respectively, in the 3Q06 as regards the 2Q06, but presented a reduction trend at the end of the quarter, according to the chart at side.

- **Petroflex:** The COGS of Petroflex in the quarter was R$ 315.7 million, 21.4% higher than the one recorded in the same period the year before, as a result of the 22.2% increase of the volume sold, and 10.8% above the second quarter of the year, an effect both of the 5.6% increase of the volume sold and of the 4.7% increase of the unitary COGS, resulting from the 11% increase of the butadiene in Reals and the 8% increase of styrene, main raw materials, and yet a result of the strong raise in the oil quotation, which kept pressuring the cost of these petrochemical inputs.

Sales, General and Administrative Sales (SG&A)

The consolidated sales, general and administrative expenses totaled R$ 65.9 million this quarter, in line with the ones realized in the 2Q06, and 13.5% higher as compared to the 3Q05, mainly as a result of the expenses arising from the Riopol operation, which were not recorded in 2005, and which were higher than the 7.3% reduction in the parent company's SG&A. The cumulated amount of SG&A during the first nine months of 2006 is R$ 183.8 million, 17.4% above the one realized in the same period of 2005, once again as a result primarily of the consolidation of expenses of Riopol, which were not significant in 2005, arising only from the pre-marketing operation.

- **Riopol:** the company's SG&A in the 3Q06 were R$ 37.2 million, practically the same of the 2Q06, in spite of the increase of the volume sold. 69.3% of the DVGA were sales expenses and 30.7% general and administrative expenses. In the cumulated of the year, which includes the 2Q06 and 3Q06, the SG&A totaled R$ 75.0 million. Said results are not comparable with the results obtained in the same periods of 2005, in which only the expenses with sales related to the pre-marketing activity of the company were recorded.

- **Petroflex:** the Petroflex's SG&A reached R$ 27.0 million in the quarter, 11.9% higher than the ones realized in the 1Q06, due to 5.6% rise in the volume sold and the 25.2% increase in general and administrative expenses due to higher amortization and depletion expenses.

EBITDA

The consolidated EBITDA in this quarter was R$73.1 million, with a recovery of 370.6% as regards the 2Q06 and of 61.8% as regards the same period of 2005. The EBITDA margin grew 7.9 b.p. as regards the prior quarter and 2.8 b.p. compared to the 3Q05, reaching 10.5% in this quarter. Such recovery of margins occurred mainly for the movement of price adjustment occurred during the 3Q06, while the cost remained reasonably stable during the quarter. The consolidation of the positive result resulting from Riopol's activity, and the evolution of capacity utilization and operating efficiency, which generated an EBITDA of R$ 22.7 million at Riopol in the quarter, helped positively comparing with the consolidated operating cash generation of 3Q05 and 2Q06.

EBITDA (R$ million) and EBITDA Margin (%) – Consolidated Pro Forma


12.9%
7.7%
7.1%
45.2
33.8
33.8
14.6
73.1
1Q05
2Q05
3Q05
4Q05
1Q06
3Q06

In the first nine months of 2006, the consolidated accumulated EBITDA amounted R$ 103.3 million, with a reduction of 27.6% as regards the same period of 2005, impacted specially by the poor result of the industry in the first semester this year, affected by the high prices of raw materials and the poor performance of the domestic demand, which was only partially compensated by this third quarter positive result. The 9M06 Consolidated EBITDA margin was 5.9%, 2.8 b.p. lower than in 9M05. Compared with the same period of 2005, the operating cash generation of the parent company was 26.3% smaller, added to a reduction of 56.7% in the EBITDA of Petroflex, in spite of the positive contribution of Riopol in 2006, compared with a negative operating cash generation in 2005.

EBITDA R$ million	3Q06	3Q05	Δ (%)	2Q06	Δ (%)	9M06	9M05	Δ (%)
Suzano Petroquímica Parent Company	**59.7**	**44.3**	**34.9**	**18.4**	**225.3**	**90.8**	**123.2**	**(26.3)**
Riopol[1,3]	22.7	(2.2)		(20.6)	210.0	2.1	(6.6)	
Petroflex[1]	29.5	25.2	17.1	28.5	3.5	68.7	158.9	(56.7)
Suzano Petroquímica Consolidated[2]	**73.1**	**45.2**	**61.8**	**15.5**	**370.6**	**103.3**	**142.6**	**(27.6)**

1 – 100% of the result of the company – it does not reflect the consolidated amounts in the statement of income of Suzano Petroquímica
2 – Pro forma consolidation, considering for all mentioned periods a participation of 100% in Polibrasil, consolidated with participations in Petroflex and Riopol.
3 – The EBITDA in the 3Q05 and in the 9M05 reflects only the pre-marketing activity (it does not consider the sales of resin of its own production). Therefore, the data is not comparable to the one realized as of April 2006.

- **Riopol:** the operating cash generation of the company in the 3Q06 was of R$ 22.7 million, presenting a strong recovery as regards the result of the 2Q06, resulting from the improvements in the plant's operating efficiency, which contributed to reduce and dilute the production coss, and also for the adjustment of prices practiced this quarter. The EBITDA generated in the third quarter reverted the negative cash generation of the second quarter, and the accumulated in the period between April and September amounts R$ 2.1 million. The EBITDA margin of the 3Q06 was of 4.6%.
- **Petroflex:** the EBITDA of Petroflex in the quarter, of R$ 29.5 million, remained practically the same as the one realized in the 2Q06, in spite of the increase in net revenues, and 17.1% smaller than the same period of 2005. Such a reduction occurred specially because of the increase in the cost of raw materials, which was not totally compensated by the price increase of elastomers. The accumulated EBITDA in the first nine months of the year is of R$ 68.7 million, 56.7% smaller than in the same period of 2005, as a result of the reasons explained before. The EBITDA margin of the company in the quarter was of 8.1% and of 5.9% in the accumulated of 2006.

Financial Result and Indebtedness

The Company presented, in the 3Q06, a consolidated net financial expense in the amount of R$ 44.8 million, impacted preponderantly by the negative financial result of the *Parent* Company of R$ 31.8 million, and by the negative impact of R$ 15.4 million of the consolidation of Riopol's net financial expense, both as a result of interests payments.

The consolidated gross indebtedness of the Company (considering principal and interests) on Sep 30, 2006 was R$ 1,892.0 million, 4% higher than the position on June 30, 2006. The consolidated net indebtedness grew in the same proportion, totalizing R$ 1,665.9 million in this quarter.

Net Debt / EBITDA


Net Debt / EBITDA
Consolidated Pro Forma with Politeno's Cash
12.57
14.00
11,67
03.31.06
06.30.06
09.30.06

Considering the *pro forma* Consolidated Financial Statements, the leverage reduction process has begun, as expected, with the Net Indebtedness/EBITDA ratio falling 2.33 b.p, from 14.00 on June 30, 2006 to 11.67 on Sep 30, 2006. Such reduction results from an increase of the accumulated *pro forma* consolidated EBITDA in the last 12 months, because of the strong growth in the EBITDA of the parent company, 34.9% higher than the one realized in the 3Q05 and also from the positive contribution of the consolidation of the Riopol's EBITDA in the quarter, which compensates the negative effect entered into accounts in the 2Q06. It is important to mention that this index accounts the total debt of Riopol, proportional to the participation of Suzano Petroquímica in the company, considering only the proportional consolidation of its EBITDA in the period between April and September 2006, and which was yet a period of entrance in operation for Riopol, not reflecting, therefore, its normal operating level. It is important to stress that the indebtedness both of the parent company and Riopol are concentrated on the long term, and there is no risk of rolling-over or fulfillment of the financial commitments, which are comfortably scheduled for the next years, despite the high Net Indebtedness / EBITDA ratio.

Net Income / Loss of the Exercise

Suzano Petroquímica recorded a consolidated net profit of R$ 19.4 million this quarter, as a consequence of the non-operating effect of the accounting of Politeno's sale contract, despite the negative financial result of R$ 44.8 million and the recurring entering into account of the R$ 11.0 million goodwill amortization.

Enclosures

1. Balance Sheets – *Parent* Company and Consolidated
2. Statement of Income – *Parent* Company and Consolidated

Annex 1 – Balance Sheets

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	9/30/2006	6/30/2006
Cash and cash equivalents	39,981	49,231
Other current assets	529,211	419,613
Long-term assets	194,665	163,150
Other permanent assets	1,191,612	1,186,030
Property, plant and equipment	466,619	462,493
Total Assets	**2,422,088**	**2,280,517**
Suppliers	144,749	78,919
Short-term loans	206,846	145,689
Other short-term liabilities	67,883	67,348
Long-term loans	1,003,259	1,007,596
Other long-term liabilities	20,297	20,403
Future Periods Results	22,170	23,068
Minority interest	-	-
Shareholders' equity	956,884	937,494
Total liabilities	**2,422,088**	**2,280,517**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	9/30/2006	6/30/2006
Cash and cash equivalents	223,035	220,171
Other current assets	756,514	639,461
Long-term assets	357,631	294,635
Other permanent assets	652,124	673,711
Property, plant and equipment	1,364,660	1,365,525
Total Assets	**3,353,964**	**3,193,503**
Suppliers	188,728	144,342
Short-term loans	296,447	224,910
Other short-term liabilities	134,404	108,517
Long-term loans	1,595,043	1,592,497
Other long-term liabilities	142,695	141,972
Future Periods Results	39,763	43,520
Minority interest	0	251
Shareholders' equity	956,884	937,494
Total Liabilities	**3,353,964**	**3,193,503**

Annex 2 – Statement of Income – Parent Company

Suzano Petroquímica - Parent Company
Income Statement

R$ thousand

(*) ex Politeno	3Q 06	3Q 05 (*) Pro forma	Var (%)	2Q 06	Var. %
Gross Revenues	654,381	677,370	-3%	565,993	16%
Gross Revenues Deductions	(146,696)	(155,767)	-6%	(132,988)	10%
Net Revenues	**507,685**	**521,603**	**-3%**	**433,005**	**17%**
Cost of Goods Sold	(420,646)	(451,672)	-7%	(392,841)	7%
Gross Income	**87,039**	**69,931**	**24%**	**40,164**	**117%**
Gross Margin	*17.1%*	*13.4%*		*9.3%*	
Selling Expenses	(33,630)	(37,374)	-10%	(33,393)	1%
General and Administrative Expenses	(13,796)	(13,798)	0%	(12,736)	8%
Other Net Operating Revenue (Expenses)	975	7,601	-87%	6,211	-84%
Activity Result	**40,588**	**26,360**	**54%**	**246**	**16399%**
Activity Margin	*8.0%*	*5.1%*		*0.1%*	
Net Financial Revenues (Expenses)	(31,848)	774	-4215%	(27,022)	18%
Financial Revenues	2,686	3,533	-24%	3,282	-18%
Financial Expenses	(34,534)	(2,759)	1152%	(30,304)	14%
Equity Results	19,428	572		(1,544)	
Goodwill Amortization	(11,007)	(4,577)	140%	(14,860)	-26%
Net non-Operating Revenues (Expenses)	(152)	(9,620)	-98%	352	-143%
Income Before Income Tax and Social Contributi	**17,009**	**13,509**	**26%**	**(42,828)**	**-140%**
Income Tax and Social Contribution	2,381	(8,984)	-127%	16,512	-86%
Minority Interest	-	(1,512)	-100%	-	0%
Net Income/Loss for the Year	**19,390**	**3,013**	**544%**	**(26,316)**	**-174%**
EBITDA	59,720	44,277	35%	18,357	225%
EBITDA Margin	*11.8%*	*8.5%*		*4.2%*	

Annex 2 – Statement of Income – Consolidated

Suzano Petroquímica - Consolidated Income Statement

R$ thousand

(*) ex Politeno	3Q 06	3Q 05 (*) Pro forma	Var (%)	2Q 06	Var. %
Gross Revenues	884,751	763,310	16%	763,051	16%
Gross Revenues Deductions	(189,017)	(172,656)	9%	(170,399)	11%
Net Revenues	**695,734**	**590,654**	**18%**	**592,652**	**17%**
Cost of Goods Sold	(589,729)	(510,586)	16%	(548,728)	7%
Gross Income	**106,005**	**80,068**	**32%**	**43,924**	**141%**
Gross Margin	*15.2%*	*13.6%*		*7.4%*	
Selling Expenses	(45,402)	(41,312)	10%	(44,691)	2%
General and Administrative Expenses	(20,463)	(16,705)	22%	(20,798)	-2%
Other Net Operating Revenue (Expenses)	1,527	7,586	-80%	8,410	-82%
Activity Result	**41,667**	**29,636**	**41%**	**-13,155**	**-417%**
Activity Margin	*6.0%*	*5.0%*		*-2.2%*	
Net Financial Revenues (Expenses)	(44,791)	(3,507)	1177%	(36,689)	0
Financial Revenues	15,316	(1,706)	-998%	47,796	-68%
Financial Expenses	(60,107)	(1,801)	3238%	(84,485)	-29%
Equity Results	-	-		-	
Goodwill amortization	(11,007)	(4,577)	140%	(14,860)	-26%
Net non-Operating Revenues (Expenses)	23,911	(9,609)	-349%	14,368	66%
Income Before Income Tax and Social Contributi	**9,780**	**11,944**	**-18%**	**(50,336)**	**-119%**
Income Tax and Social Contribution	9,598	(7,605)	-226%	24,599	-61%
Monirity Interest	12	(1,326)	-101%	(579)	-102%
Net Income/Loss for the Year	**19,390**	**3,013**	**544%**	**(26,316)**	**-174%**
			0%		
EBITDA	73,139	45,198	62%	15,541	371%
EBITDA Margin	*10.5%*	*7.7%*		*2.6%*	

CORPORATE EVENTS CALENDAR

Company Name	**SUZANO PETROQUÍMICA S.A.**
Central Office Address	**Av. Brigadeiro Faria Lima, 1355/ 9° andar – Pinheiros 01452-919 São Paulo, SP**
Internet Site	**www.suzanopetroquimica.com.br**
Investor Relations Officer	**Name: João Nogueira Batista**
	E-mail: joaonbatista@suzano.com.br
	Telephone: +55 (11) 3583 5930
	Fax: +55 (11) 3583 5967
Investor Relations Manager	**Nome: Andréa Cristina Pereira e Silva**
	E-mail: andreas@suzano.com.br
	Telephone: +55 (11) 3583-5886
	Fax: +55 (11) 3583-5967
Publications (and locality) in which its corporate documents are published	**Valor Econômico e Diário Oficial do Estado de São Paulo**

The Company is submitted to the arbitration of the Market Arbitration Chamber, according to the Company's By-laws Clause of Commitment.

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2005	
Event	**Date**
Accessible to Shareholders	03.14.2006
Publication	03.14.2006
Submission to BOVESPA	03.14.2006

Standardized Financial Statement (DFP), as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	03.14.2006

Annual Financial Statement and Consolidated Financial Statement, when applicable, according to international standards, as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	03.14.2006

Remuneration in cash on the results as of the period ended at 12/31/06

Remuneration	**Event - Date**	**Amount(R$)**	**Value (R$/share)**		**Date of Payment**
			Ordinary	**Preferred**	
Dividends	General and Extraordinary Shareholders' Meetings (19/04/2006)	4,352,551.30	0.0192	0.0192	05.09.2006

Annual Financial Statements – IAN, as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	05.19.2006

Quarterly Financial Statements – ITR	
Event	**Date**
Submission to BOVESPA	
Referring to 1st quarter	05.10.2006
Referring to 2nd quarter	08.10.2006
Referring to 3rd quarter	11.08.2006

Quarterly Financial Statements – ITR in english or according to international standards	
Event	**Date**
Submission to BOVESPA	
Referring to 1st quarter	05.15.2006
Referring to 2nd quarter	08.15.2006
Referring to 3rd quarter	11.16.2006

Ordinary Shareholders Meeting	
Event	**Date**
Publication of the Call Notice	04.04.2006 04.05.2006 04.06.2006
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04.03.2006
Ordinary Shareholders Meeting	04.19.2006
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04.19.2006

Extraordinary Shareholders Meeting	
Event	**Date**
Publication of the Call Notice	04.04.2006 04.05.2006 04.06.2006
Submission of the Call Notice to BOVESPA	04.03.2006
Extraordinary Shareholders Meeting	04.19.2006
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	04.19.2006
Publication of the Call Notice	06.14.2006 06.15.2006 06.16.2006 06.17.2006 06.19.2006
Submission of the Call Notice to BOVESPA	06.13.2006
Extraordinary Shareholders Meeting	06.29.2006

Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	06.29.2006
Publication of the Call Notice	08.30.2006 08.31.2006 09.01.2006
Submission of the Call Notice to BOVESPA	08.29.2006
Extraordinary Shareholders Meeting	09.14.2006
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	09.14.2006

Public Meetings with Analysts	
Event	**Date**
APIMEC – SP – Hotel Intercontinental – 18h00 Brasilia Time	03.15.2006
APIMEC – RJ – Hotel Lé Meridien – 12h30 Brasilia Time	03.17.2006
APIMEC – SP – 3Q06 Earnings Results	11.13.2006
APIMEC – RJ – 3Q06 Earnings Results	11.14.2006

Conference Calls	
Event	**Date**
2005 Earnings Result Conference Call Through website or the phone number +1 973 582 2757	03.16.2006
1Q06 Earnings Result Conference Call Through website or the phone number +1 973 582 2785	05.17.2006
2Q06 Earnings Result Conference Call Through website or the phone	08.11.2006
3Q06 Earnings Result Conference Call Through website or the phone	11.13.2006

Board of Directors Meeting	
Event	**Date**
Board of Directors Meeting – 2005 Earnings Results	03.14.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03.14.2006
Board of Directors Meeting – 11 am Brasilia Time	05.10.2006
Board of Directors Meeting – 4 pm Brasilia Time	05.10.2006
Submission of the main deliberations of Board of Directors Meeting to BOVESPA – 4 pm Brasilia Time	05.10.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA 11 am Brasilia Time	05.10.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA 4 pm Brasilia Time	05.19.2006
Board of Directors Meeting	06/29/2006

Submission of the main deliberations of Board of Directors Meeting to BOVESPA	06/29/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	07/07/2006
Board of Directors Meeting	07/26/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	07/26/2006
Board of Directors Meeting - 9 am	09/22/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	09/22/2006
Board of Directors Meeting - 3 pm	09/22/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	09/22/2006

SUZANO

Suzano Group takes part of the new portfolio of ISE 2006 with its two operations, in the petrochemical and pulp and paper sectors

Press

Leticia Volponi
GWA Comunicação Integrada
leticia@gwacom.com
+55 11 3816 3922 // 11 9164 3278

São Paulo, November 30, 2006. Suzano Group announces to the market that its operational companies, Suzano Petroquímica and Suzano Papel e Celulose, have been selected to take part of the new 2006 portfolio of ISE – Bovespa´s Corporate Sustainability Index, due from December 1, 2006 to November 30, 2007

ISE was created by Bovespa in December, 2005, when 28 companies were chosen, representing 34.9% of Bovespa's market capitalization. The renewal of the portfolio, which occurs annually, allowed the inclusion of 10 new companies, while 4 other companies were excluded. The current portfolio of ISE is composed of shares of 34 companies which represent 48.5% of Bovespa's market capitalization.

Since ISE's first year, Suzano Papel e Celulose takes part of the portfolio, and today renewed its presence in the Index. In 2006, we are delighted to have also Suzano Petroquímica at ISE, reassuring Suzano Group's strong commitment with practices aligned with the sustainability concept.

Our companies have been working hard to enhance such practices, involving mostly Environmental, Social and Corporate Governance aspects. Among the main actions of the year, we highlight the creation of the Sustainability and Strategy Committee at the Boards of Directors of Suzano Petroquímica and Suzano Papel e Celulose, besides its Working Groups, responsible for implementing the guidelines for sustainability.

João Pinheiro Nogueira Batista and José Ricardo Roriz Coelho, co-CEOs of Suzano Petroquímica, affirm that the inclusion at ISE is an important seal of commitment to sustainable development. According to Roriz Coelho, "after conquering PNQ award last year, joining ISE reinforces the recognition of our managerial practices aligned with sustainability". "Suzano Petroquímica's commitment with sustainability is formally expressed in our strategy and split up in policies and actions. Being part of ISE is an important recognition that proves the responsible behavior adopted by the Company and that will guide the conduction of the operations we hold today as well as future projects", highlighted Nogueira Batista.

Antonio Maciel Neto, Suzano Papel e Celulose's CEO, pointed out that "the Company's strategy is to continue investing strongly in sustainable projects, having the Triple Bottom Line as a perspective".

SUZANO

Yesterday, Suzano Papel e Celulose was once again awarded by Guia Exame de Boa Cidadania Corporativa (Exame's Magazine Guide for Good Corporate Citizenship), another reconigtion of the beliefs, values and practices of the Group. "Staying at ISE and being considered a reference in social responsibility in 2006 by Exame's Magazine Guide for Good Corporate Citizenship represents an important conquest that reinforces to the market our vision of conciliating value creation with human being dignification", states Maciel Neto.

To Suzano Group, sustainability is the ability of allowing the cycles to be renewed, assuring that future generations will have conditions to grow and develop, and it is upon this belief that the Group builds-up its behavior and seeks to continuously improve its practices.

SUZANO PETROQUÍMICA

SUZANO PAPEL E CELULOSE

About ISE

ISE is an initiative of BOVESPA – with the partnership of "International Finance Corporation – IFC" – and consists of a corporate sustainability index that follows the standard of Dow Jones Sustainability Index (DJSI), FTSE4 Good Series and Johannesburg Stock Exchange SRI Index. Its objective is to contribute to an investment environment compatible with sustainable development demands from contemporary society and to stimulate corporate responsibility, considering aspects of corporate governance, economic efficiency, environmental equilibrium and social justice.

About Exame Guide

"Exame's Magazine Guide for Good Corporate Citizenship" is a publication by Editora Abril, in partnership with Ethos Institute for Companies and Social Responsibility. Its main goal is to show the evolution of Brazilian companies in terms of social responsibility and business sustainability. In its 7th edition, 201 participated.




SUZANO


Suzano Petroquímica S.A.

Financial Statements for the Quarter Ended September 30, 2006 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone: (11) 5186-1000
Fac-símile: (11) 5186-1654
www.deloitte.com.br

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying consolidated and individual quarterly financial statements of Suzano Petroquímica S.A. (the "Company"), and subsidiaries, consisting of the balance sheet as of September 30, 2006 and the related statements of income for the quarter and nine-month period then ended and explanatory notes, all prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The statements of income for these periods include equity in earnings and participation in tax incentives, as well as the proportional consolidation of the operations, of the jointly-controlled subsidiary Politeno Indústria e Comércio S.A. (participation alienated in April 2006) related to the quarter ended March 31, 2006, which had a net impact of R$3,585 thousand on the Company's results of operations, and whose quarterly financial information was reviewed by other independent auditors. Our special review report, insofar as it relates to the impacts on individual and consolidated results of operations of the Company, as well as to the amounts included in explanatory notes as originated from this jointly-controlled subsidiary, is based on the first-quarter reports of these other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and on the reports of other independent auditors on the investments in jointly-controlled subsidiaries mentioned in paragraph 1, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. As mentioned in Note 25 to the financial statements, as a result of: (i) the Company's acquisition of the remaining capital stock (50%) of Polibrasil Participações S.A. ("Polibrasil"), which has been consolidated since September 1st, 2005, and from its merger into the Company as of November 30, 2005 and; (ii) the Company's alienation of the investment in the jointly-controlled subsidiary Politeno Indústria e Comércio S.A. ("Politeno") management decided to present additional financial information that was denominated pro forma statement of income, which presents the Company's results of operations as if Polibrasil had been acquired and merged as from January 1st, 2005 and the investment at Politeno did not exist since January 1, 2005. Note 25 describes the assumptions and resulting pro forma adjustments used to prepare the pro forma financial information. The "pro forma" financial information for the quarters and nine-month periods ended September 30, 2006 and 2005 has been subject to the same review procedures mentioned in paragraph 2 and, based on our special review, except for the omission of "pro forma" adjustments that would reflect the full participation on income, the finance costs that would have been incurred and the goodwill amortization, all retroactively computed to January 1st, 2005, we are not aware of any material modification that should be made to this pro forma financial information to made it consistent with Brazilian accounting practices.

5. The individual and consolidated statements of cash flows for the periods of six and nine months ended June 30, 2006 and September 30, 2006 respectively, are presented for purposes of additional analysis and are not a required part of the basic quarterly financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements and, based on our special review and on the reports of other auditors on the quarterly financial statements of the jointly-controlled subsidiary mentioned in paragraph 1, we are not aware of any material modification that should be made to these additional statements to make them consistent with the quarterly financial statements taken as a whole.

6. Brazilian accounting practices vary in certain significant aspects from generally accepted accounting principles in the United States of America. The Company has presented the nature and effect of such differences in Note 26 to the financial statements.

7. We had previously reviewed the individual and consolidated balance sheets as of June 30, 2006, presented for comparative purposes, and issued an unqualified review report thereon, dated August 4, 2006. We had previously reviewed the individual and consolidated information for the quarter and nine-month period ended September 30, 2005, presented for comparative purposes, and issued an unqualified review report thereon, dated November 11, 2005.

8. Except for Note 26 on U.S. GAAP information, the accompanying financial statements and complementary data reflect a translation and partial compilation from the quarterly financial information issued in the Portuguese language. Certain schedules of the original quarterly financial information have not been included in the accompanying statements.

São Paulo, October 27, 2006

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

CORPORATION LAW
Base Period - 09/30/2006

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 9/30/2006	4- 6/30/2006
1	TOTAL ASSETS	2,422,088	2,280,517
1.01	CURRENT ASSETS	569,190	468,843
1.01.01	CASH AND CASH EQUIVALENTS	39,981	49,231
1.01.01.01	CASH AND BANK ACCOUNTS	16,019	34,188
1.01.01.02	TEMPORARY CASH INVESTMENTS	23,962	15,043
1.01.02	CREDITS	353,574	237,930
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	282,934	138,363
1.01.02.02	RECOVERABLE TAXES	18,798	41,760
1.01.02.03	DEFERRED TAXES	-	1,745
1.01.02.04	OTHER CREDITS	51,842	56,055
1.01.03	INVENTORIES	175,066	179,713
1.01.04	OTHER	569	1,969
1.01.04.01	PREPAID EXPENSES	569	1,969
1.02	NONCURRENT ASSETS	194,666	163,150
1.02.01	MISCELLANEOUS CREDITS	191,238	159,853
1.02.01.01	RECOVERABLE TAXES	81,720	53,821
1.02.01.02	DEFERRED TAXES	75,112	70,985
1.02.01.03	JUDICIAL DEPOSITS	229	311
1.02.01.04	TRADE ACCOUNTS RECEIVABLE	8,724	9,381
1.02.01.05	OTHER CREDITS	25,453	25,354
1.02.02	LOANS DUE FROM RELATED PARTIES	3,428	3,297
1.02.02.01	LOANS DUE FROM AFFILIATES	-	-
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	3,428	3,297
1.02.02.03	LOANS DUE FROM OTHER RELATED PARTIES	-	-
1.02.03	OTHER	-	-
1.03	PERMANENT ASSETS	1,658,232	1,648,524
1.03.01	INVESTMENTS	776,841	754,133
1.03.01.01	IN AFFILIATED COMPANIES	-	-
1.03.01.02	IN SUBSIDIARIES	759,239	739,393
1.03.01.02.01	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	231,583	172,622
1.03.01.02.02	RIO POLÍMEROS S.A.	458,153	468,607
1.03.01.02.03	PETROFLEX IND. E COMÉRCIO S.A.	68,665	66,873
1.03.01.02.04	SUZANOPAR PETROQUÍMICA LTDA	838	827
1.03.01.02.05	POLIPROPILENO PARTICIPAÇÕES S.A.	-	30,464
1.03.01.03	OTHER INVESTMENTS	17,602	14,745
1.03.01.03.01	UNAMORTIZED NEGATIVE GOODWILL	(17,593)	(20,452)
1.03.01.03.02	OTHER	35,195	35,197
1.03.02	PROPERTY AND EQUIPMENT	466,619	462,493
1.03.02.01	OTHER ASSETS	466,619	462,493
1.03.03	DEFERRED CHARGES	414,772	431,893

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 9/30/2006	4- 6/30/2006
2	TOTAL LIABILITIES	2,422,088	2,280,517
2.01	CURRENT LIABILITIES	419,477	291,956
2.01.01	LOANS	206,846	145,689
2.01.02	DEBENTURES	-	-
2.01.03	SUPPLIERS	144,749	78,919
2.01.04	TAXES AND CONTRIBUTIONS	13,772	8,894
2.01.05	DIVIDENDS PAYABLE	173	43
2.01.06	PROVISIONS	159	159
2.01.06.01	INCOME TAXES	159	159
2.01.07	DEBT WITH RELATED COMPANIES	-	-
2.01.08	OTHER	53,778	58,252
2.01.08.01	SALARIES AND PAYROLL TAXES	13,770	10,520
2.01.08.02	ACCOUNTS PAYABLE	38,988	40,159
2.01.08.03	ADVANCES FROM CUSTOMERS	1,020	7,473
2.01.08.04	SECURITIZATION FUND OBLIGATION	-	-
2.02	LONG TERM LIABILITIES	1,023,557	1,027,998
2.02.01	LOANS	1,003,259	1,007,596
2.02.02	DEBENTURES	-	-
2.02.03	PROVISIONS	9,764	9,548
2.02.03.01	OTHER	9,764	9,548
2.02.04	LOANS DUE TO RELATED COMPANIES	-	-
2.02.05	OTHER	10,534	10,854
2.02.05.01	DEFERRED TAXES	-	-
2.02.05.02	PENSION PLAN PROVISION	-	-
2.02.05.03	ACCOUNTS PAYABLE	10,534	10,854
2.02.05.04	TAX PAYABLE	-	-
2.02.05.05	ACCOUNTS PAYABLE TRADE	-	-
2.03	DEFERRED INCOME	22,170	23,068
2.05	SHAREHOLDERS' EQUITY	956,884	937,495
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	-	-
2.05.03	REVALUATION RESERVES	-	-
2.05.03.01	ON OWN ASSETS	-	-
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	-	-
2.05.04	PROFIT RESERVES	140,271	140,271
2.05.04.01	LEGAL RESERVE	10,207	10,207
2.05.04.02	STATUTORY RESERVES	130,064	130,064
2.05.04.03	RESERVE FOR CONTINGENCIES	-	-
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	-	-
2.05.04.05	RETAINED EARNINGS	-	-
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	-	-
2.05.04.07	OTHERS PROFIT RESERVES	-	-
2.05.05	ACCUMULATED PROFIT (LOSS)	(9,670)	(29,059)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 7/01/2006 TO 9/30/2006	4- FROM 1/01/2006 TO 9/30/2006	5- FROM 7/01/2005 TO 9/30/2005	6- FROM 1/01/2005 TO 9/30/2005
3.01	GROSS REVENUE (SALES AND SERVICES)	654,381	1,766,732	-	-
3.02	DEDUCTIONS OF GROSS REVENUE	(146,696)	(413,393)	-	-
3.03	NET REVENUE (SALES AND SERVICES)	507,685	1,353,339	-	-
3.04	COST OF GOODS AND SERVICES SOLD	(420,647)	(1,184,717)	-	-
3.05	GROSS PROFIT	87,038	168,622	-	-
3.06	OPERATING REVENUES (EXPENSES)	(69,877)	(197,354)	6,972	48,718
3.06.01	SELLING EXPENSES	(33,630)	(98,339)	-	-
3.06.02	GENERAL AND ADMINISTRATIVE	(13,795)	(41,949)	(4,972)	(13,680)
3.06.03	FINANCIAL	(31,848)	(40,934)	(4,737)	(3,133)
3.06.03.01	INTEREST INCOME	2,687	16,981	1,175	3,577
3.06.03.02	INTEREST EXPENSE	(30,535)	(57,915)	(5,912)	(6,710)
3.06.04	OTHER OPERATING INCOME	975	7,226	-	132
3.06.05	OTHER OPERATING EXPENSES	(11,007)	(43,456)	(3,654)	(3,988)
3.06.05.01	GOODWILL AMORTIZATION	(11,007)	(43,456)	(3,654)	(3,988)
3.06.06	EQUITY PICK UP FROM INVESTEES	19,428	20,098	20,335	69,387
3.07	OPERATING INCOME	17,161	(28,732)	6,972	48,718
3.08	NON OPERATING INCOME	(152)	(569)	-	5
3.08.01	INCOME	-	-	-	5
3.08.02	EXPENSES	(152)	(569)	-	-
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	17,009	(29,301)	6,972	48,723
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	-	-	-	-
3.11	DEFERRED INCOME TAX	2,381	19,631	145	(146)
3.12	STATUTORY PROFIT SHARING	-	-	-	-
3.12.01	STATUTORY PROFIT SHARING	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON CAPITAL	-	-	-	-
3.15	NET INCOME (LOSS) FOR THE PERIOD	19,390	(9,670)	7,117	48,577
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	226,695	226,695
	INCOME PER SHARE	0.08553		0.03139	0.21428
	LOSS PER SHARE		(0.04266)		

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

EXPLANATORY NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of Reais, unless otherwise indicated)

1. OPERATIONS

The operations of Suzano Petroquímica S.A. (the "Company"), a publicly-owned company, include: (a) manufacturing, development, importation and exportation of polypropylene used in the production of auto parts, household appliances, containers, bottles, packaging, carpets, furniture and other; (b) holding company of investments in any company or enterprise; (c) leasing or granting the use of its assets relating to the above activities referred to in item (a) above; and (d) rendering of services relating to the activities described above.

Up to November 30, 2005, the Company was a holding company which held certain investments in jointly-controlled companies. The Company began to have its own operations after the acquisitions described in Note 2 below.

As of July 11, 2006, the Company concluded the first phase related to increase in the production capacity of polypropylene at Mauá's manufacturing plant. On such date, the company concluded the first phase of this project of expansion of production capacity of polypropylene, increasing by 60,000 tons per year, reaching 360,000 tons per year of capacity production, becoming that plant the largest polypropylene manufacturing facility in Latin America.

The Company holds investments in the following jointly-controlled subsidiaries:

Petroflex Indústria e Comércio S.A. ("Petroflex")

Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A. ("Rio Polímeros")

Production with 540,000 tons of capacity per year of polyethylene from the fraction of Natural Gas extracted from Bacia de Campos, Rio de Janeiro.

On October 31, 2005, Rio Polímeros completed its premarketing operations, which included purchasing and resale of polyethylene manufactured by third parties, the objectives of which were the training of sales, logistics and technical assistance teams, and testing of distribution systems, to prepare for the operating phase of the plant. These pre-marketing operations were contemplated in the business plan and were reflected in results of operations for the first semester of 2005. All expenses not related to pre-marketing operations were capitalized during the pre-operating phase, as they related to the construction project of the plant.

The operating phase began on March 31, 2006 after the conclusion of tests performed in accordance with the construction agreement. As a result, the income statement includes the results of the period from April 1st, 2006 through June 30, 2006.

The net loss incurred by Rio Polímeros during the period ended September 30, 2006, amounting to R$90,210 (being R$30,070 the Company's equity on that losses), is heavily impacted by performance of operations. Based on projected positive results of operations, management expects to realize both the investments in permanent assets and the deferred income tax recorded on tax losses for this period.

2. CHANGE IN OPERATIONS AND CORPORATE STRUCTURE

On September 1st, 2005, the Company acquired all capital stock of Brasil Poliolefinas Ltda. from Basell International Holdings BV ("Basell"). Brasil Poliolefinas Ltda.'s sole asset was 50% of the capital stock of Polibrasil Participações S.A. ("Polibrasil"). As a result of this acquisition, the Company held 100% of the capital stock of Polibrasil, which in turn held 98.1% of the capital stock of Polipropileno S.A., which in turn owns 100% of the capital stock of Polibrasil Resinas S.A., an operating company with total annual production capacity of 625,000 tons of polypropylene and 25,000 tons of polypropylene compounds. At the same time the Company agreed to sell 100% of polypropylene compound business unit to Basell.

The price of the acquisition of Basell Brasil Poliolefinas Ltda., subsequently renamed Suzano Poliolefinas Ltda., amounted to R$668,493, generating goodwill of R$418,374, representing expectation of future profitability.

On September 30, 2005, the indirect subsidiaries Suzano Poliolefinas Ltda. and Polibrasil Participações S.A. were merged into the direct subsidiary Suzano Química Ltda., which became a direct shareholder of Polipropileno S.A.

On November 29, 2005, the subsidiary Suzano Química Ltda. acquired an additional 1.38% of Polipropileno S.A. for R$17,927 in a public offering, generating goodwill of R$10,320. Polipropileno S.A. then redeemed its remaining capital stock (less than 5% of total stock) by means of a deposit of R$6,582 to make future liquidation payments to the remaining minority shareholders that did not participate in the public offering. As a result, Suzano Química Ltda. became the owner of 100% of the capital stock of Polipropileno S.A.

On November 30, 2005, Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A. were merged into the Company, which became an operating company, a manufacturer of polypropylene.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

On April 4, 2006, the subsidiary SPQ Investimentos e Participações Ltda. ("SPQ"), together with Sumitomo Chemical Company Limited and Itochu Corporation ("Japanese Group"), established a stock sale and purchase agreement with Braskem, in order to sell their total capital stock in the jointly-controlled subsidiary Politeno. For the stock of Politeno's capital, the Company received an initial amount of R$129,704 plus an agreement for the additional collection or payment dependent on the behavior of the difference between the net price of polyethylene and the price of ethylene (the so-called spread of polyethylene), being ethylene referred to the price of naphtha, during the 18 months subsequent to the sale. This agreement for the future collection or payment of additional consideration was characterized as a hybrid derivative financial instrument and, accordingly, recorded at the fair market value computed on the basis of projections of the behavior of its variables in the future, as determined by independent finance consultants. As a result, the Company recognized in the third quarter financial statements a gain of R$24,317, which was classified as equity in earnings of subsidiaries in the individual income statement, and as non-operating income in the consolidated income statement. This amount represents an increase on the R$5,176 gain recorded in the prior quarter, due to an increase on the perspective of the so-called spread of polyethylene for that future period, based on assumptions used by independent finance consultants.

As of April 4, 2006, the Company, through its subsidiary Polipropileno Participações S.A., exchanged with Braskem S.A. 75,669,544 shares issued by Nordeste Química S.A. - Norquisa, which represents 8.9% of the voting capital and 10.9% of total capital, for 2,129,324 preferred "A" shares issued by Braskem, which represent 0.6% of total Braskem's capital. On April 6, 2006, the market value of such shares was R$33.5 million (R$15.74 per share at Bovespa) and the book value of Norquisa's stock was R$24 million, resulting in a gain of R$9.5 million, which was classified as equity in earnings of subsidiaries and as non-operating income, in the individual and consolidated income statements, respectively, for the quarter ended June 30, 2006. As of September 28, 2006 the subsidiary Polipropileno Participações S.A. was merged into SPQ Investimentos e Participações Ltda., based on an appraisal of the book value of the investment performed and reported by an independent accountant.

3. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and the rules and regulations of the Brazilian Securities and Exchange Commission (CVM).

The Company's consolidated financial statements as of September 30, 2006, which reflect the 100% ownership interest in the Polibrasil companies, are not comparable to the financial statements as of and for the periods ended September 30, 2005, which reflected the 50% ownership of that jointly-controlled subsidiary.

Note 25 includes a "pro forma" income statement (individual and consolidated) as of September 30, 2005 as if Polibrasil Participações S.A. had been consolidated by the Company as from January 1, 2005 and considering the seller's interest (Basell) as minority interest as well as eliminating the proportional consolidation of Politeno until September 30, 2005 (income statement), as if the investment in Politeno had not existed.

The preparation of financial statements requires the use of estimates. Accounting estimates were based on objective and subjective factors, including management's judgment in determining the adequate amount to be recorded in the financial statements. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, provisions for losses on other current assets, useful lives of fixed assets, goodwill and its amortization, deferred income tax assets, provision for contingencies and the fair value of financial instruments, including the sales agreement of Politeno's capital shares. The Company reviews estimates and assumptions regularly. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may differ from the estimates included in these financial statements.

4. DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

a) Recognition of revenues and expenses

Results of operations are determined on the accrual basis. Sales revenue is recognized when all related risks and benefits of products are transferred to the customer. Revenue is not recognized if there is significant uncertainly as to its realization.

b) Items denominated in foreign currencies

Monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses which are recognized currently in income.

c) Rights and obligations

Monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance sheet date.

d) Cash and cash equivalents

Cash and cash equivalents include petty cash, bank accounts and highly-liquid temporary cash investments with original maturities of less than 90 days. Temporary cash investments are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

e) Marketable securities

Represented by stock of listed companies recorded at the lower of cost or fair market value.

f) Allowance for doubtful accounts

Determined by means of an analysis of historic losses, assessment of balances with realization risks, specific risks of the portfolio, past experience and negotiations in process.

g) Accounts receivable

The discounted export receivables, discounted trade receivables and vendor operations, were registered as reduction of accounts receivable.

h) Inventories

Stated at the average cost of acquisition or production, which does not exceed market value. Production costs reflect the full absorption method based on normal utilization of production capacity; the impact of underutilization of capacity is charged to income currently. Spare parts are stated at acquisition cost and charged to manufacturing costs upon consumption or obsolescence.

i) Investments

The investment in jointly-controlled subsidiaries are stated under the equity method. All other investments are recorded under the cost method. Goodwill from acquisitions relates to the expectation of future profitability, which has been amortized over periods of seven to ten years. Participation in the capital stock of companies which have been made available for sale is reclassified to current assets and is carried at the lower of cost or market value. The Company reviews the accounting practices used by subsidiaries and, in case of differences with the Company's, makes adjustments to their shareholders' equity and results of operations, for purposes of application of the equity method.

j) Property, plant and equipment

Stated at acquisition or construction cost, plus interest and other financial charges incurred during construction, plus the impact of partial appraisal write-ups (revaluation). Depreciation is computed under the straight-line method at the rates based on the estimated useful lives of the assets (see Note 13).

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

As from July 1, 2006, as required by the Technical Interpretation 01/2006 from IBRACON (Brazilian Institute of Independent Auditors), the Company changed accounting practice and began the capitalization of expenses related to scheduled shutdown of plants as "machinery and equipment". Such scheduled shutdown of plants occurs in periods of 1 to 3 years and the capitalized expenses are depreciated during the period between the current shutdown and the next.

k) Deferred charges

Expenditures incurred during the pre-operating phase are recorded at cost and deferred and amortized after the start-up for ten years. In the consolidated balance sheet and in the Company's individual balance sheet after the merger of subject companies, balances of goodwill resulting from the acquisition of subsidiaries mentioned in Note 2 are reclassified to deferred charges. Goodwill from acquisitions relates to the expectation of future profitability, which have been amortized over a period of seven to ten years.

l) Income and social contribution taxes

Recognized on the accrual basis. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized taking into account the historical profitability and the expectations of generation of future taxable income based on feasibility studies. The plant located in the State of Bahia is entitled to a benefit of reduction and/or exemption of income tax which was granted in prior years. The benefit is deducted from income tax payable and recorded by the individual companies as capital reserves, directly in shareholders' equity. For purposes of the consolidated financial statements, income tax expense is stated at the amount net of the tax-incentive exemption or reduction.

m) Provisions

A provision is recorded in the balance sheet when the Company has an obligation by law or resulting from a past event and it is probable that funds or assets will be needed to settle such obligation. Provisions are recorded based on the best estimate of the risk involved which is supported by the external legal counsel's opinion.

n) Deferred income

Related to negative goodwill from prior acquisitions of shares of Polibrasil companies that have been merged into the Company, which have been amortized over a period of seven years, the same period of amortization of the goodwill paid in the last acquisition of Polibrasil companies.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

o) Foreign subsidiary's currency translation method

Financial statements of foreign subsidiaries have been translated into local currency under the current rate method, i.e., assets, liabilities and shareholders' equity at the exchange rate in force at the balance sheet date and statement of income elements at the yearly average exchange rate. The effects from the changes in exchange rates on the opening equity and from the use of the average exchange rate to translate statement of income elements are recognized on income currently.

p) Interest on capital

Recorded originally in accounting records as finance income, when declared or paid by subsidiaries or affiliates, and as finance expense when interest is appropriated to shareholders. However, for purposes of the financial statements the Company uses the essence of the transaction and, accordingly, credits and charges for interest on capital are considered as dividends received and paid and do not flow through income. Consequently, interest on capital received from subsidiaries and affiliates is credited to the investment caption, and interest on capital paid or payable to shareholders is charged to retained earnings.

q) Pension plan contributions

Contributions to private defined-contribution pension plans, computed according to the rules of such plans, are charged monthly to income. For the few cases of employees who remain entitled to defined-benefit plans, a provision is recorded to recognize the possible deficit, if any, determined on the basis of studies developed by independent actuaries.

r) Financial instruments - derivatives

Derivative contracts are accounted for under the accrual basis at fair value. Gains and losses earned or incurred as from these instruments are recognized as adjustments to financial income and expense currently.

5. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements include the Company and its direct and indirect subsidiaries, and the Company's jointly-controlled subsidiaries, which were proportionally consolidated, according to the following percentage shares:

	9/30/2006		6/30/2006	
	Voting %	Total %	Voting %	Total %
Suzanopar Petroquímica Ltd.	100.00	100.00	100.00	100.00
Polipropileno Participações S.A. (a)	(a)	(a)	99.43	99.18
Petroflex Indústria e Comércio S.A.	20.14	20.12	20.14	20.12
Rio Polímeros S.A.	33.33	33.33	33.33	33.33
SPQ Investimentos e Participações Ltda.	100.00	100.00	100.00	100.00

(a) Merged into SPQ Investimentos e Participações Ltda. on September 28, 2006 (see note 2).

Description of the main consolidation procedures:

- Elimination of assets and liabilities between consolidated companies.
- Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries.
- Elimination of income, expenses and unrealized income from intercompany transactions.
- Segregation of minority interests from equity and results of operations.
- The elements of the financial statements of jointly-controlled subsidiaries were consolidated and eliminated (when this was the case) at the subject percent rate of participation in total capital (proportional consolidation).
- The financial position of the Securitization Fund (FIDC) formed by receivables of the jointly-controlled subsidiary Petroflex was consolidated into the Company according to its share on the subsidiary's capital. The amount of subordinated shares owned by the jointly-controlled subsidiary was eliminated against the equity of the FIDC, the net amount of which was classified as a current liability with FIDC investors.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

6. CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Bank accounts	16,019	34,188	24,785	40,565
Temporary cash investments	23,962	15,043	198,250	179,606
	39,981	49,231	223,035	220,171

7. TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Domestic clients	365,305	294,952	413,426	356,017
Foreign clients	104,473	63,677	140,896	101,110
	469,778	358,629	554,322	457,127
Discounted export receivables	(5,951)	(47,839)	(5,951)	(67,067)
Discounted trade receivables	-	(28,455)	-	(28,455)
Vendor operations (*)	(159,718)	(123,365)	(159,718)	(123,944)
Allowance for doubtful accounts	(12,451)	(11,221)	(13,140)	(11,914)
	291,658	147,749	375,513	225,747
Receivables classified under current assets	282,934	138,368	366,432	216,366
Receivables classified under long-term assets	8,724	9,381	9,081	9,381

(*) Operations by means of which customers obtain bank funding to settle in cash their purchases from the Company, which provides guarantees to the banks. In case of delinquency by customers, the Company must reimburse these banks.

The jointly-controlled subsidiary Petroflex Indústria e Comércio S.A., established a securitization fund on December 2003, which has a 3 year term, and is managed by Votorantim Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. The fund is formed primarily by accounts receivables of this subsidiary, originated from trade operations with domestic clients. The Company's share of this fund as of September 30, 2006 includes R$21,467 (R$22,036 as of June 30, 2006) classified as trade accounts receivable and R$2,969 (R$7,550 as of June 30, 2006) classified as other credits.

The summary of aging of accounts receivable is as follows:

	Company		Consolidated	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Current accounts:				
From 1 to 30 days	261,906	191,064	300,420	228,877
From 31 to 60 days	99,589	85,510	131,122	98,703
From 61 to 90 days	51,559	28,130	56,338	28,378
From 91 to 360 days	39,217	27,010	41,154	27,904
More than 360 days	-	9,381	357	9,381
	452,271	341,095	529,391	393,243
Past-due accounts:				
From 1 to 30 days	8,187	6,382	12,696	29,403
From 31 to 60 days	809	4,289	1,349	19,790
From 61 to 90 days	744	392	858	595
From 91 to 360 days	7,767	1,472	9,748	8,811
More than 360 days	-	4,999	280	5,285
	17,507	17,534	24,931	63,884
	469,778	358,629	554,322	457,127

8. INVENTORIES

	Company		Consolidated	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Finished products	124,686	130,018	159,643	162,394
Work in progress	-	-	3,819	3,434
Raw materials	34,593	26,928	57,687	49,045
Auxiliary materials and other	2,168	6,800	2,168	6,800
Maintenance materials	15,513	15,149	26,056	26,432
Provision for losses in inventories	(1,937)	(1,716)	(1,937)	(1,716)
Advances to suppliers	43	2,534	571	2,534
	175,066	179,713	248,007	248,923

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

9. RECOVERABLE TAXES

	Company		Consolidated	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Advances for income tax and social contribution	3,335	3,308	5,121	7,681
Recoverable ICMS tax	98,289	90,484	181,343	169,101
Provision for losses on ICMS tax credits	(5,408)	(5,408)	(5,408)	(5,408)
Other	4,302	7,197	19,086	23,592
	100,518	95,581	200,142	194,966
Amount classified under current assets	18,798	41,760	39,688	61,835
Amount classified under long-term assets	81,720	53,821	160,454	133,131

The Company and its jointly-controlled subsidiaries have accumulated ICMS tax credits as a result of interstate sales, the tax rate of which is lower than the rate on purchases of raw materials, and of export sales which are exempted from this State tax.

The Company and the jointly-controlled subsidiaries have developed tax planning strategies for recovery of accumulated ICMS tax, represented by the initiatives discussed below, The provisions for losses on these credits have been determined on the basis of the average discounts granted in negotiations, for some plants..

Company

Plant located in Duque de Caxias - RJ

This plant fully realized the balance of accumulated tax credits of ICMS existing at the end of the prior quarter (R$1,200 thousand), as a result of ICMS incentives negotiated with the State of Rio de Janeiro, which involve exemption of such tax on domestic purchases of raw materials.

Plant located in Camaçari - BA

1) Deferral (exemption) of ICMS tax on importation of materials used for manufacturing purposes, on purchases from suppliers located in the State of Bahia and on importation of machinery and equipment. As a result, beginning in March 2005, there have been no new credits on these acquisitions, permitting the realization of existing credits,

2) Monthly transfer of ICMS tax credits arising from local sales to the naphtha cracker (Bahiaplast Program),

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

3) Pending approval from State tax authorities (Bahia), since august 2006, for the contracted transfer of R$30 million of tax credits arising from the acquisition of raw materials to third parties.

Plant located in Mauá - SP

1) Negotiations with the State tax authorities for the transfer of ICMS tax credits on exports, amounting to R$14 million, to be used in 2006 for the payment of raw material purchases without any discount.

2) Negotiation with the State tax authorities for a special tax regime for appropriation and automatic transfer of export tax credits by means of an insurance mechanism ("Fast-Track"),

3) Negotiation of tax incentive project for the plastic transformation industry chain with the State tax authorities, aimed at the reduction of the intra-state tax rate of basic and intermediary petrochemical products to 12%, neutralizing the accumulation of unused balances of credits resulting from the inter-state sales.

Jointly-controlled subsidiaries

Rio Polímeros

The Company's participation on the tax credits of Rio Polímeros S.A, on September 30, 2006 amounts to R$77,294 (R$70,025 on June 30, 2006), being the portion of R$73,338, realizable in the long-term, the portion generated from purchases of equipment and spare parts from other States and from abroad, which will be recovered as from the corresponding payment, which was deferred to six years.

The Company and the jointly controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the asset to the likely value to be recovered.

10. INCOME TAX AND SOCIAL CONTRIBUTION

a) Deferred income tax assets

Deferred income tax assets of the Company, its subsidiaries and jointly controlled subsidiaries included in the financial statements arise from temporary differences and tax losses.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

As of September 30, 2006, the Company has accumulated tax losses for purposes of corporate income tax amounting to R$177,191 (R$170,278 as of June 30, 2006) and tax losses for purposes of social contribution tax amounting to R$188,247 (R$187,370 as of June 30, 2006).

The composition of deferred income tax assets is as follows:

	9/30/2006			Consolidated	
	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	9/30/2006	6/30/2006
Current:					
Tax losses	-	-	35	35	1,247
Temporary differences	-	-	179	179	816
	-	-	214	214	2,063
Long term:					
Tax losses	61,217	13,274	-	74,491	68,376
Temporary differences	13,895	4,781	3,391	22,067	16,126
	75,112	18,055	3,391	96,558	84,502

The Company's management and the management of jointly-controlled subsidiaries, based on profit projections, recognized tax credits on accumulated tax losses (for both corporate income and social contribution tax purposes). These tax losses do not expire, but are limited to 30% of yearly taxable income.

Based on mentioned projections the Company's management and the management of jointly-controlled subsidiaries estimated the realization of such tax credits as follows:

Year of realization	Consolidated
2006	214
2007	19,266
2008	546
2009	649
2010	1,293
2011 to 2013	74,804
Total	96,772

b) Income tax expense reconciliation

	Company		Consolidated	
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Income (loss) before income taxes	(29,301)	48,723	(44,094)	72,868
Unrecognized tax credits of certain companies	-	-	-	21,935
	(29,301)	48,723	(44,094)	94,803
Combined income tax and social contribution rate	34%	34%	34%	34%
Credit (expense) of income taxes at the combined rate	9,962	(16,566)	14,992	(32,233)
Exchange rate changes on foreign investments	-	-	-	(1,961)
ADENE tax incentives	-	-	-	9,923
Equity in earnings of subsidiaries	6,833	23,592	-	-
Goodwill amortization	-	1,356	-	(1,879)
Interest on capital to shareholders collected (paid)	-	-	-	-
Tax credits on temporary differences from prior years	-	-	16,299	530
Other permanent additions (exclusions)	2,836	(8,528)	3,692	1,882
Total income tax credit (expense)	19,631	(146)	34,983	(23,738)
Current income taxes	-	-	(2,182)	(20,470)
Deferred income taxes	19,631	(146)	37,165	(3,268)
	19,631	(146)	34,983	(23,738)

The Company has tax incentives up to fiscal year 2013, consisting of a 25% reduction of corporate income tax on the portion of operating profits earned by the Camaçari plant, which is located in the State of Bahia, a tax-incentive region subject to the jurisdiction of ADENE (Northeast Region Development Agency).

11. INVESTMENTS

	Company		Consolidated	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Consolidated subsidiaries	759,239	739,393	-	-
Negative goodwill	(17,593)	(20,452)	-	-
Other investments at acquisition cost- Petroquímica União S.A.	33,385	33,385	33,385	33,385
Other	1,810	1,812	2,424	2,426
	776,841	754,138	35,809	35,811

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

In the consolidated balance sheet as of September 30, 2006, negative goodwill amounting to R$17,593, related to the jointly-controlled subsidiary Petroflex Indústria e Comércio S.A., has been reclassified to deferred income.

Position and summary of activity of investments in consolidated subsidiaries:

Subsidiaries	SPQ Investimentos e Participações Ltda.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Suzanopar Petroquímica Ltd.	Polipropileno Participações S.A.	Total
a) Interest in the capital as of September 30, 2006						
Shares owned:						
Quotas	144,375,597	-	-		-	
Common shares	-	423,965,910	4,759,274	269,999	11,765,561,490	
Preferred shares	-	97	2,320,592	-	6,008,769,096	
Voting capital	100,00%	33,33%	20,14%	100,00%	100,00%	
Total capital	100,00%	33,33%	20,12%	100,00%	100,00%	
b) Information on subsidiaries as of September 30, 2006						
Capital	174,498	1,469,806	161,880	632	-	
Adjusted shareholders' equity	231,583	1,374,457	341,291	838	-	
Adjusted results for the period	39,717	(90,210)	13,855	(50)	-	
c) Investments						
Balance as of December 31, 2005	167,638	485,136	65,656	888	20,837	740,155
Distributed profits	(5,893)	-	-	-	-	(5,893)
Capital increase	-	3,089	-	-	-	3,089
Equity in earnings of subsidiaries	39,717	(30,072)	3,009	(50)	7,494	20,098
Acquisition of minority stock		-	-	-	1,790	1,790
Merger of Polipropileno Participações S.A.	30,121				(30,121)	-
Balance as of September 30, 2006	231,583	458,153	68,665	838	-	759,239
Last stock price at São Paulo Stock Exchange - BOVESPA:						
9/30/06 - ON	-	-	15.20		-	
9/30/06 - PNA	-	-	12.99		-	

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The balance sheets and income statements of subsidiaries and jointly controlled subsidiaries included in consolidation are as follows (total amounts, no proportional participation in case of jointly controlled subsidiaries):

	SPQ Investimentos e Participações Ltda. Individual		Rio Polimeros S.A. Individual		Petroflex Indústria e Comércio S.A. Consolidated		Suzanopar Petroquímica Ltd. Individual		Polipropileno Participações S.A. Individual	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006
ASSETS										
Current assets	170,710	132,626	358,180	317,164	604,488	591,654	838	827	-	34,016
Cash and cash equivalents	136,589	132,347	24,738	9,223	185,805	171,701	838	827	-	148
Trade accounts receivable	-	-	146,317	144,105	172,599	148,932	-	-	-	-
Inventory	-	-	130,833	115,190	145,778	153,148	-	-	-	-
Tax credits	601	275	21,021	20,502	67,085	62,717	-	-	-	348
Other assets	33,520	4	35,271	28,144	33,221	55,156	-	-	-	33,520
Long-term assets	64,360	40,040	286,368	264,531	32,693	32,636	-	-	-	-
Tax credits	-	-	284,585	262,782	9,582	9,256	-	-	-	-
Other assets	64,360	40,040	1,783	1,749	23,111	23,380	-	-	-	-
Permanent assets	32	32	3,034,460	3,064,498	440,777	438,011	-	-	-	-
Investments	32	32	-	-	2,896	2,896	-	-	-	-
Fixed assets	-	-	2,429,830	2,446,472	437,881	435,115	-	-	-	-
Deferred assets	-	-	604,630	618,026	-	-	-	-	-	-
TOTAL ASSETS	235,102	172,698	3,679,008	3,646,193	1,077,958	1,062,301	838	827	-	34,016

	SPQ Investimentos e Participações Ltda. Individual		Rio Polimeros S.A. Individual		Petroflex Indústria e Comércio S.A. Consolidated		Suzanopar Petroquímica Ltd. Individual		Polipropileno Participações S.A. Individual	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006
LIABILITIES AND EQUITY										
Current liabilities	91	76	375,056	333,851	383,684	377,186	-	-	-	3
Loans	-	-	230,082	203,530	64,155	56,547	-	-	-	-
Other liabilities	91	76	144,974	130,321	319,529	320,639	-	-	-	3
Long-term liabilities	3,428	-	1,929,495	1,906,527	352,982	352,720	-	-	-	3,297
Loans	-	-	1,607,099	1,586,557	278,761	278,579	-	-	-	3,297
Other liabilities	3,428	-	322,396	319,970	74,221	74,141	-	-	-	-
SHAREHOLDERS' EQUITY	231,583	172,622	1,374,457	1,405,815	341,292	332,395	838	827	-	30,716
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	235,102	172,698	3,679,008	3,646,193	1,077,958	1,062,301	838	827	-	34,016
INCOME STATEMENT										
Net revenue	-	-	627,721	284,036	996,557	631,294				
Cost of goods sold	-	-	(612,296)	(295,603)	(879,509)	(563,797)				
Gross profit	-	-	15,425	(11,567)	117,048	67,497				
Operating expense	633	877	(74,985)	(37,780)	(65,407)	(38,877)			(53)	(47)
Interest income (expense)	8,690	3,923	(81,863)	(35,733)	(31,707)	(20,965)	(51)	(61)	(421)	(239)
Operating income	9,323	4,800	(141,423)	(85,080)	19,934	7,655	(51)	(61)	(474)	(286)
Nonoperating income	29,494	5,177	-	-	837	786			8,693	8,693
Income tax	900	900	51,213	27,489	(6,917)	(2,393)			-	-
Minority interest	-	-	-	-	-	-			-	-
Net income (loss)	39,717	10,877	(90,210)	(57,591)	13,854	6,048	(51)	(61)	8,219	8,407

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

12. RELATED PARTIES

The balances and transactions with related parties are described below. There have been no relevant commercial transactions among the Company and subsidiaries and jointly--controlled subsidiaries and among subsidiaries.

	Company			
	Assets		Profit and Loss	
	Long-term receivables and intercompany		Revenue	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Consolidated related parties-				
Polipropileno Participações S.A.	3,428	3,297	397	266
	3,428	3,297	397	266

	Consolidated				
	9/30/2006			6/30/2006	
	Current Assets	Current Liabilities	Revenue	Current Assets	Current Liabilities
	Accounts receivable	Suppliers	(expense or (purchase)	Accounts receivable	Suppliers
Jointly-controlled subsidiaries with non-consolidated related parties					
Rio Polímeros S.A.	6,331	-	-	3,292	-
Politeno Indústria e Comércio S.A.	-	-	(84,942)	-	-
Petroflex Indústria e Comércio S.A.	-	18,028	(85,107)	-	17,415
	6,331	18,028	(170,049)	3,292	17,415

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

13. PROPERTY, PLANT AND EQUIPMENT

		Company					
		9/30/2006			6/30/2006		
	Weighted yearly average depreciation - %	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Land	-	13,935	-	13,935	13,935	-	13,935
Buildings	4	100,039	(29,533)	70,506	96,269	(28,653)	67,616
Machinery and equipment	10	613,632	(286,191)	327,441	596,606	(270,561)	326,045
Furniture, fixture and installations	10	72,698	(47,694)	25,004	72,604	(46,786)	25,818
Computer hardware	20	15,346	(13,129)	2,217	15,329	(12,937)	2,392
Vehicles	20	4,136	(2,743)	1,393	4,107	(2,690)	1,417
Other items	10	4,858	(3,289)	1,569	11,733	(4,679)	7,054
Construction in progress	-	24,554	-	24,554	18,216	-	18,216
		849,198	(382,579)	466,619	828,799	(366,306)	462,493

		Consolidated					
		9/30/2006			6/30/2006		
	Weighted yearly average depreciation rate - %	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Land	-	22,266	-	22,266	22,266	-	22,266
Buildings	4	137,767	(30,280)	107,487	133,961	(29,023)	104,938
Buildings	2,5	14,686	(2,887)	11,799	14,686	(2,790)	11,896
Buildings	5	-	-	-	-	-	-
Machinery and equipment	10	613,632	(286,191)	327,441	596,606	(270,559)	326,047
Machinery and equipment	3,3	740,470	(12,310)	728,160	739,906	(6,119)	733,787
Machinery and equipment	5,7	81,565	(23,884)	57,681	66,556	(22,878)	43,678
Furniture, fixture and installations	10	75,704	(48,460)	27,244	75,580	(47,484)	28,096
Vehicles	20	4,583	(2,974)	1,609	4,554	(2,900)	1,654
Leasehold improvements	50	-	-	-	327	(245)	82
Computer hardware and other	20	25,514	(16,105)	9,409	20,103	(15,602)	4,501
Other items	10	45,195	(4,082)	41,113	46,271	(4,906)	41,365
Construction in progress (*)	-	30,451	-	30,451	47,215	-	47,215
		1,791,833	(427,173)	1,364,660	1,768,031	(402,506)	1,365,525

(*) At the beginning of the second quarter of 2006, Rio Polímeros S.A. started the chemical gas operation in Duque de Caxias, producing polyethylene from the fractioning of natural gas. For this reason, a large portion of the investments previously classified under the construction in progress caption was reclassified to the machinery and equipment caption.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Transfer of land use rights

Under the agreement signed with the city authorities of Duque de Caxias, based on the applicable legislation, Rio Polímeros S.A. has the right of use of the land where the petrochemical plant is located for a period of 50 years, renewable for another 50 years. As per the agreement, the city authorities transferred the right of use of 87.49% of the land destined to the construction of the plant. The legal process aimed at transferring the right of use of the remaining portion of the land has been conducted at the 4th Civil Court of Duque de Caxias.

14. DEFERRED CHARGES

	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Total
Technology	75,755	-	75,755
Pre-operating expenses	35,892	212,094	247,986
Goodwill in acquisitions	418,404	-	418,404
Other	20,421	-	20,421
Amortization	(135,700)	(10,551)	(146,251)
Net book value - September 30, 2006	414,772	201,543	616,315
Net book value - June 30, 2006	431,893	206,008	637,901

Technology

From the total balance of technology, R$47,869 relates to the acquisition of rights for the use of the "Spheripol" technology by means of an agreement signed in 1998 with Baselltech USA Inc., which has been used in the Company's Mauá plant.

Pre-operating expenses

Suzano Petroquímica S.A.

Assets are related to the pre-operating expenses of the merged company Polibrasil Participações S.A., which are almost fully amortized.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Rio Polímeros

These deferred charges refer principally to manufacturing costs incurred during the pre-operating phase of the Rio Polímeros plant (R$117,455), construction of a water transportation system in partnership with Petrobras (R$17,144), and disbursements for payroll, services, taxes and other expenses (R$77,495) incurred during the pre-operating phase. From April 2006 on, the plant finished the pre-operating phase and started to operate under normal conditions.

Goodwill

From the total balance of goodwill, R$369,529 (net of amortization of R$48,876) refer to the acquisition of Basell Brasil Poliolefinas Ltda, (see Note 2), which was computed based on the equity value of Polibrasil as of August 31, 2005 and recorded based on the expectation of future profitability, being amortized over seven years, the period used in the projections that determined the business valuation. There has been no specific allocation from the acquisition price to property, plant and equipment since the book value approximated its fair value as determined by independent appraisers on the date of acquisition. After the merger of the acquired companies on November 30, 2005, the goodwill balance was transferred to deferred charges in the Company's balance sheet, maintaining the amortization period of seven years.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

15. LOANS

COMPANY	Index or currency	Yearly interest rate - %	9/30/2006 Current	9/30/2006 Long term	6/30/2006 Current	6/30/2006 Long term
In local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP	5	27,661	-	27,558	6,889
Compror	CDI	47.5	33,321	-	13,617	-
Export credit note - Banco Itaú (1)	CDI	CDI + 0.462	10,827	75,000	7,814	75,000
Export credit note - Banco Bradesco	CDI	105.50 CDI	6,962	96,000	3,527	96,000
Export credit note - Banco do Brasil	CDI	106.00 CDI	2,469	100,000	8,360	100,000
FINEM (enterprise funding)	TJLP	3.02	139	18,177	-	18,078
			81,379	289,177	60,876	295,967
In foreign currency:						
IFC - Portion A	US$	Libor + 2.75	2,070	85,881	272	85,490
IFC - Portion B	US$	Libor + 2.00	5,260	240,249	692	239,155
IFC - Portion C	US$	Libor	348	21,742	46	21,643
Compror (2)	US$	5.40	10,211	-	19,552	-
Advance on export contracts	US$	5.34	106,308	-	30,523	754
Advanced export - Banco ABN Amro Real	US$	Libor + 1.60	46	119,581	23	119,037
Export credit note - Banco Votorantim	US$	7.97	746	217,420	5,127	216,430
FINIMP (import funding)	US$	5.20		-	27,744	-
Advanced export - Banco Santander	US$	Libor + 1.79	430	27,178	834	27,053
FINEM (enterprise funding)	US$	2.52	48	2,031	-	2,067
			125,467	714,082	84,813	711,629
			206,846	1,003,259	145,689	1,007,596

(1) The Company contracted three cross-currency swap operations to exchange the interest rate of this contract for the greater between the fluctuation of the US dollar exchange rate and 59% of CDI

(2) The amount recorded fully reflects the cross-currency swap operations.

SUBSIDIARIES	Index or currency	Yearly interest rate - %	9/30/2006 Current	9/30/2006 Long term	6/30/2006 Current	6/30/2006 Long term
Rio Polímeros S.A.:						
Local currency:						
BNDES - Subcredit A	TJLP	5	14,625	175,174	9,454	179,834
BNDES - Subcredit B	TJLP	5	2,874	39,204	1,857	35,336
BNDES - Subcredit C	Currency basket	5	3,908	53,248	2,491	46,201
BNDES - Sub A	TJLP	4.50	492	7,855	322	6,179
BNDES - Sub B	US$	3	78	3,580	52	1,024
FUNDES	US$	6.17	23	6,177	4	1,426
COMPROR	US$	103 CDI	8,282	-	2,703	-
			30,282	285,238	16,883	270,000
Foreign currency:						
U.S. Exim Bank	US$	5.51	8,717	143,168	6,571	148,069
SACE	US$	5.51	6,365	107,294	4,727	110,784
Advance on Export Contracts	US$	5.10 a 5.43	31,330	-	39,662	-
			46,412	250,462	50,960	258,853
			76,694	535,700	67,843	528,853

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES	Index or currency	Yearly interest rate - %	9/30/2006 Current	9/30/2006 Long term	6/30/2006 Current	6/30/2006 Long term
Petroflex Indústria e Comércio S.A.:						
Local currency:						
BNDES	TJLP/UMBND	4,70 and 5.12	2,216	4,939	2,417	5,376
FINEP	TJLP	0.40	952	6,191	618	5,644
			3,168	11,130	3,035	11,020
Foreign currency:						
Exim Bank	US$	Libor + 1.25	294	515	298	645
Interest on discount export bills	US$	5.28	244	-	161	-
Advance on export contracts	US$	Libor + 1.66	211	12,248	255	12,192
Advances on export exchange contracts	US$	5.66	4,664	-	4,566	-
FINIMP	US$	5.23	2,731	-	2,683	-
			8,144	12,763	7,963	12,837
			11,312	23,893	10,998	23,857
Consolidated:						
Local currency			114,829	585,545	80,794	575,987
Foreign currency			180,023	977,307	143,736	983,319
			294,852	1,562,852	224,530	1,561,306

(3) Company sold to Brasken on April 4, 2006.

In January 2006, the subsidiary Petroflex issued debentures amounting to R$160,000, with a total term of five years, (final maturity at December 1, 2010). These debentures bear interest at 104.5% of the accumulation of daily averages of DI rates ("non Group overnight rate"). On September 30, 2006 the proportional amount of the obligation consolidated by the Company was R$33,785 (R$32,569 as of June 30, 2006), being R$1,595 (R$379 as of June 30, 2006) current and R$32,191 (R$32,191 as of June 30, 2006) non current.

The long-term portion of loans matures as follows:

	Company	Jointly-controlled subsidiaries: Rio Polímeros S.A.	Jointly-controlled subsidiaries: Petroflex Indústria e Comércio S.A.	Consolidated
2007	73,665	11,900	754	86,319
2008	110,319	54,091	4,703	169,113
2009	111,330	60,737	6,389	178,456
2010	142,800	58,727	6,205	207,732
2011 onwards	565,145	350,245	5,842	921,232
	1,003,259	535,700	23,893	1,562,852

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Guarantees of loans

Company

The loans with IFC - International Finance Corporation (World Bank Group), limited to U$100,000, are guaranteed by the parent company, Suzano Holding S.A., with a cost of 0.60% per year.

Jointly-controlled subsidiaries

- Rio Polímeros - Cash flow of future operations, supported by export contracts, capital stock of Rio Polímeros owned by shareholders (Suzano Petroquímica S.A., Unipar - União de Industrias Petroquímicas S.A. and Petrobras Química S.A. - Petroquisa), and subrogation of the license of use of land.

  Due to the delay in the construction of the plant and of the beginning of testing phase, Rio Polímeros concluded on April 17, 2006 the negotiations with banks to postpone the interest and principal due on 2006 to April 2007 and extension of loan terms by a year, postponing last installment to April 2016.

- Petroflex Indústria e Comércio S.A. - BNDES - guarantee provided by related companies Braskem S.A., Suzano Petroquímica S.A. and Unipar and mortgage of property located in Triunfo, State of Rio Grande do Sul, and FINEP - first degree mortgage of property located in Duque de Caxias, State of Rio de Janeiro.

The indices or reference rates of loans referred to above posed the following variations during the twelve months period from October 1, 2005 through September 30, 2006 and for 2005 fiscal year:

Index or rate	Yearly rate %	
	10/1/2005 to 9/30/2006	2005
TJLP - long-term interest rate	8.95	9.75
CDI - interbank deposit certificate	16.35	18.92
UMBNDES - monetary unit of BNDES	(2.7)	(14.00)
URTJLP - TJLP related ratio	2.45	3.59
TR - reference rate	2.20	2.83
IGP-M - general market price index	3.28	1.20

As per certain loan agreements, the Company is committed to certain financial covenants, computed using financial statements prepared in accordance with generally accepted accounting principles in Brazil (Banco Votorantim and Banco ABN-AMRO), and generally accepted accounting principles in the United States of America for the contract with the IFC.

16. PROVISION FOR CONTINGENCIES

The provision recorded to recognize probable losses in administrative and judicial disputes related to tax, labor and government-mandated pensions is considered sufficient, according to the assessment of legal counsel and other legal advisors.

The consolidated provision for contingencies, formed by the individual provisions of the Company and jointly-controlled subsidiaries (proportional amounts in the case of the later) as of September 30, 2006, and the summary of activity for the nine months then ended are as follows:

	December 31, 2005	Additions	Reversal	Interest charges	September 30, 2006
Labor matters:	7,202	1,837	(3,136)	14	5,917
Suzano Petroquímica S.A.	6,731	1,592	(3,073)	14	5,264
Petroflex Indústria e Comércio S.A.	471	245	(63)	-	653
Tax matters:	8,040	63	(1,968)	147	6,282
Suzano Petroquímica S.A.	4,354	-	-	147	4,501
Petroflex Indústria e Comércio S.A.	1,718	63	-	-	1,781
Politeno Indústria e Comércio S.A.	1,968	-	(1,968)	-	-
Civil matters-	4,929	-	(1,565)	340	3,704
Suzano Petroquímica S.A.	4,929	-	(1,565)	340	3,704
Other-	194	-	-	-	194
Petroflex Indústria e Comércio S.A.	194	-	-	-	194
Total provision	20,365	1,900	(6,669)	501	16,097
(-) Judicial deposits	(7,540)	75	3,761	-	(3,704)
Net provision	12,825	1,975	(2,908)	501	12,393

<u>Labor lawsuit concerning clause 4 (relating only to the plant located in Camaçari)</u>

Under the collective negotiation agreement between the Company (plant located in Camaçari, State of Bahia), among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index,

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990, Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation, Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements, The Regional Labor Court decided in favor of the workers' union, and this decision was later changed in part due to the appeal filed before the Superior Labor Court. In 1998, the companies' association filed an extraordinary appeal with the Supreme Federal Court,

Initially the Supreme Federal Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over Federal law, particularly law concerning the public order in Brazil, The Supreme Federal Court's decision on this matter is not definitive, The Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted to date has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded,

17. CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares,

The bylaws establish a minimum dividend of 30%, computed on adjusted income, Preferred shares have no voting rights and are entitled to the same dividend as common shares. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the profits remaining after appropriation of the legal reserve and dividend distribution, aiming to assure adequate operating conditions, The balance of this special reserve cannot surpass 80% of the amount of capital, The amount remaining after the constitution of this special reserve for future capital increase might be destined to the statutory reserve till this reserve reaches 20% of capital,

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

18. NET SALES AND COST OF PRODUCTS SOLD

	Company			Consolidated					
	9/30/2006			9/30/2006			9/30/2005		
	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit
Domestic market	1,113,948	(946,460)	167,487	1,479,798	(1,269,237)	210,561	1,098,652	(905,621)	193,031
Foreign markets	239,391	(238,257)	1,135	380,102	(379,041)	1,061	244,663	(226,622)	18,041
	1,353,339	(1,184,717)	168,622	1,859,900	(1,648,278)	211,622	1,343,315	(1,132,243)	211,072

19. COMPENSATION OF DIRECTORS AND SENIOR OFFICERS

	Company		Consolidated	
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Compensation	4,311	456	5,913	2,470

The compensation of directors and senior management officers is classified under "General and administrative expenses".

20. FINANCIAL INCOME (EXPENSE)

	Company		Consolidated	
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Financial expenses:				
Interest (loans and export advances)	(84.751)	(10.015)	(105.052)	(10.015)
Monetary gains	(1.301)	-	(5.158)	-
Exchange gains	48.908	6.347	12.711	52.067
Bank expenses	(15.040)	(2.956)	(16.045)	(3.544)
Losses on hedge transactions	(2.116)	-	(2.116)	-
Other financial expenses	(3.615)	(86)	(25.061)	(42.512)
	(57.915)	(6.710)	(140.721)	(4.004)
Financial income:				
Interest on receivables	2.825	-	2.831	-
Monetary losses	-	-	30	3.793
Exchange losses	-	-	44.632	(13.193)
Income on hedge/swap	11.941	-	11.941	-
Other financial income	2.215	3.577	15.098	18.699
	16.981	3.577	74.532	9.299

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

21. FINANCIAL INSTRUMENTS

The Company and the jointly-controlled subsidiaries participate in operations involving usual financial instruments described below.

The fair market values estimated for the assets, liabilities and financial instruments recognized in the Company's financial statements as of September 30, 2006 which are different from the corresponding book values can be summarized as follows:

	Book value	Fair value
Marketable securities (stock for sale)	34,727	30,053
Investments carried at cost-		
Petroquímica União S.A.	33,385	42,271
Swap contracts	93	49

The jointly-controlled subsidiaries disclosed in their financial statements that there are no relevant differences between the fair market values and book values of assets, liabilities and financial instruments recorded in the consolidated financial statements.

The criterion for determination of fair market values stated above is as follows:

a) Marketable securities

The economic value of preferred shares of Petroquímica União S.A. ("PQU") was estimated based on technical analysis of discounted cash flows developed by third parties, In addition to these shares, the Company owns other shares which are available for sale, amounting to R$1,341.

b) Investments carried at cost - Petroquímica União S.A.

As mentionated, the fair value was estimated based on the actual price of the stock. However, it should be considered that there is a low volume of negotiation of such shares at stock exchange and the current price could not necessarily represent the market value.

c) Swap contracts

The swap contracts were re-priced based on market value obtained from banks.

There were no unrecorded financial instruments as of September 30, 2006 (Company and jointly-controlled subsidiaries).

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The Company, through Polipropileno Participações S.A. has 2,129,324 preferred shares class "A" from Braskem S.A., which represents 0.6% of the total equity. The book value for such shares as of September 30, 2006 was R$33.5 million. The Company, based on studies from market analysts, concluded the book value is not higher than the fair value expected for September 30, 2006.

22. INSURANCE COVERAGE (Not Reviewed by Independent Auditors)

The Company and the jointly-controlled subsidiaries adopt a policy of maintaining adequate insurance coverage for property, plant and equipment items and inventories subject to risk, based on the orientation of insurance consultants. The coverage of principal insurance policies is as follows:.

Entity and type of risk	Subject	Coverage amount (*)
Suzano Petroquímica S.A.:		
Civil responsibility and unrealized profits	Products and operations	227,471
Fire	Plants	805,358
Civil responsibility	Directors and management officers	35,111
Civil responsibility	Products and operations (in the country)	59,471
Civil responsibility	Products located abroad and constructions	54,408
Civil responsibility	Miscellaneous	59,235
Petroflex Indústria e Comércio S.A.:		
Fire, lightning and explosion	Buildings, building content and inventories	270,000
Civil responsibility	Directors and management officers	21,643
Civil responsibility	Miscellaneous	26,649
Rio Polímeros S.A.:		
Acts of terrorism	Business interruption	234,070
Civil responsibility	Constructions, assembly services and installation of machinery and equipment	23,407
Civil responsibility	Commercial e manufacturing sites	23,407
Civil responsibility	Merchandise	16,500
Civil responsibility	Directors and management officers	18,726
Civil responsibility	Miscellaneous	16,385

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

23. GUARANTEES GRANTED TO OTHERS

Guarantees assumed by the Company in connection with obligations of subsidiaries and jointly-controlled subsidiaries are as follows:

	2006	2005
Petroflex Indústria e Comércio S.A.- BNDES	14,224	16,746
Rio Polímeros S.A.:		
Guarantee letter - Unibanco	19,977	19,226
Guarantee letter- Banco do Brasil	9,127	9,027
	29,104	28,253
	43,328	44,999

24. PENSION PLANS

In January 2005, the Company created a private defined-contribution supplementary pension plan for its employees. This plan, named Suzano Prev is sponsored also by other companies of Suzano Group. Based on the rules of the plan, the contribution realized by the Company for the nine months ended September 30, 2006 was R$109 (R$71 for nine months ended September 30, 2005).

Previnor - Associação de Previdência Privada

As a result of the merger of Polibrasil Participações and subsidiaries, the Company assumed the responsibility for the pension plan of the employees of these companies, which is managed by Previnor - Associação de Previdência Privada, a private pension entity. The main objective of Previnor is to supplement pension benefits provided by the Federal social security system to the employees of the sponsors (and their relatives) and of Previnor. Previnor collects monthly contributions from the sponsors, computed on the basis of the monthly compensation of employees, and maintains a defined contribution plan for scheduled benefits and defined-benefit plan for risk and proportional benefits. Contributions for 2006 amounted to R$1,813 (R$1,886in 2005).

The pension plan of Politeno and a portion of the plan of Petroflex are also managed by Previnor.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Petroflex, besides being sponsor of the plan managed by Previnor, for a portion of its employees is co-sponsor of Fundação Petrobras de Seguridade Social - Petros (Petrobras sponsors 90% of the plan), which is a defined-benefit plan. The estimated actuarial obligation of Petroflex is recognized and the Company's participation on this liability amounts to R$306 as of September 30, 2006 (R$307 as of September 30, 2005). Petroflex discloses in its financial statements the information required by CVM Instruction 371, and there is no additional deficit of that company to be recorded.

Rio Polímeros S.A. adhered to PREVINOR - Private Pension Association plan in 2004, having as main objective providing supplemental the benefits regularly provided by the Government pension plan to the employees, which is a defined-contribution plan. The monthly contributions are based on the employees salaries. During the nine months ended September 30, 2006 Rio Polímeros contributed to the PREVINOR plan approximately R$409 (R$456 for the nine months ended September 30, 2005).

25. "PRO FORMA" FINANCIAL INFORMATION

As a result of the sale of Politeno, the consolidated income statement for the period ended September 30, 2006 is not comparable with the consolidated income statement for the period ended September 30, 2005 due to the proportional consolidation of Politeno.

The original statements of income included 33.89% of Politeno's operations from January to September 2005 and from January to March 2006 and 50% of Polibrasil's operations from January to September 2005 and 100% from January to September 2006.

In order to provide appropriate comparison of the financial information, the Company decided to disclose the consolidated pro forma financial statements, which presents the Company's results of operations and balance sheet as if Polibrasil had been acquired and merged, being the 50% participation of Basell in Polibrasil recorded as minority interest, and the investment at Politeno had not existed since January 1st, 2005.

The "pro forma" information is presented only to permit additional analysis from the comparison of balances and transactions, and does not purport to be indicative of what would have occurred if the participation at Politeno had actually been sold as of January 1, 2005 and if the Polibrasil companies had actually been merged since January 1st, 2005, are not aimed at representing the isolate statements of a legal identity nor are necessarily indicative of the trend of future operating results.

The following criteria and assumptions were used in the preparation of the "pro forma" financial information:

a) The participation acquired from Basell on September 1st, 2005 (50%) was classified as minority interest for periods prior to the acquisition date.

b) The participation in results of operations for the periods ended September 30, 2005, equivalent to the shares acquired from Basell on September 1st, 2005 was treated as minority interest.

c) The "pro forma" financial information does not include "pro forma" adjustments relating to the amortization of goodwill resulting from the acquisition.

d) The "pro forma" financial information does not include "pro forma" adjustments relating to the additional interest cost that would have been incurred to fund the acquisition.

e) Except for the impacts discussed in item a) and b) above, the income statement of Polibrasil Participações S.A. and its subsidiaries for the period ended September 30, 2005, were integrally consolidated to the income statement of the Company and other controlled and jointly-controlled subsidiaries.

f) The proportional consolidation of income statement elements of Politeno in the consolidated income statement, for the quarter ended March 31, 2006 and for the nine-month period ended September 30, 2005 have been reversed, with the elimination of its effects from individual and consolidated results of operations.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME FOR

THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

	Company		Consolidated	
	2006	2005	2006	2005
GROSS REVENUES	1,766,732	1,828,478	2,269,456	2,127,959
Deductions of gross revenue	(413,393)	(435,928)	(506,378)	(493,337)
NET REVENUES	1,353,339	1,392,550	1,763,078	1,634,622
Cost of sales	(1,184,717)	(1,211,983)	(1,565,765)	(1,404,558)
GROSS PROFIT	168,622	180,567	197,313	230,064
OPERATING EXPENSES				
Selling expenses	(98,339)	(93,322)	(124,306)	(107,289)
General and administrative	(41,949)	(40,366)	(59,504)	(49,307)
Interest expenses	(57,915)	1,947	(140,947)	(6,982)
Interest income	16,981	15,223	74,564	11,762
Equity in earnings (losses) of subsidiaries	16,513	17,976	-	-
Goodwill amortization	(43,456)	(6,765)	(43,456)	(6,765)
Other operating income (expense)	7,226	23,037	10,589	22,812
OPERATING INCOME (LOSS)	(32,317)	98,306	(85,747)	94,304
Nonoperating expenses	(568)	(25,693)	37,523	(26,006)
INCOME (LOSS) BEFORE INCOME TAXES	(32,885)	72,613	(48,224)	68,298
Current income taxes	-	(18,004)	(1,205)	(14,322)
Deferred income taxes	19,631	(8,747)	36,734	(8,337)
INCOME (LOSS) BEFORE MINORITY INTEREST	(13,254)	45,862	(12,695)	45,639
Minority interest	-	(17,139)	(559)	(16,916)
NET INCOME	(13,254)	28,723	(13,254)	28,723

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

26. SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BRAZIL(BRAZILIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I - Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with BRGAAP, which comply with those prescribed by Brazilian corporate law and specific standards established by the CVM. Note 3 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Accounting policies, which differ significantly from U.S. GAAP, are summarized below.

a) Inflation accounting

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all nonmonetary assets and liabilities became their historical basis. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the "Índice Geral de Preços - Mercado - IGP-M" index, which is a widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indexes do not necessarily represent changes in general price levels, as would be required under U.S. GAAP.

b) Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with BR GAAP have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

c) Capitalization of interest in relation to construction in progress

Under BR GAAP, prior to January 1, 1996 the Company was not required to capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under U.S. GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Brazilian reais is capitalized.

d) Deferred charges

BR GAAP permits the deferral of research and development costs and of preoperating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed.

e) Different criteria for amortization of technology

Under BR GAAP, the amount of R$47,869 of legal rights to use the technology Polibrasil acquired from Basell is being amortized by the straight-line method over five years, which is a period allowed by Brazilian corporate law.

Under U.S. GAAP, the technology right is being amortized by the period of the contract which allows Polibrasil to use this technology, which is twenty years. The difference presented in the shareholders' equity reconciliation relates to the timing effects of these two different amortization periods used.

f) Accounting for direct financing lease

BR GAAP does not require specific accounting for different classifications of lease arrangements by the lessor. Consequently, virtually all lease contracts are considered operating leases, with receipt of payments and depreciation of the fixed asset being recorded in the statement of operations throughout the period of the lease arrangement.

U.S. GAAP requires the lessor to determine if the lease arrangement is a sales-type lease, direct finance lease or operating lease as defined under SFAS No. 13, "Accounting for Leases".

g) Pension plan

In determining the pension benefit obligations for BR GAAP, Brazilian Accounting Standard NPC No. 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC No. 26, the transitional obligation at adoption date, which is the difference between the plan's net assets and the projected benefit obligation at that date, was fully recognized directly to retained earnings.

For the purpose of U.S. GAAP, the Company recognizes these effects according to SFAS No. 87, "Employer's Accounting for Pensions". An initial transition obligation determined based on an actuarial valuation is recognized and actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, are recorded in accordance with these standards and therefore result in deferral differences. Under SFAS No. 87, the Company defers actuarial gains and losses.

h) Acquisitions

Under Brazilian accounting practices, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the book value of net assets and is amortized on a straight-line basis over the periods estimated to be benefited.

Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and is tested annually for impairment or more frequently if events or changes in circumstances indicate that the goodwill is impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized.

i) Impairment test

SFAS No. 142, "Goodwill and Other Intangible Assets", addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

j) Impairment of long-lived assets

Under BR GAAP, the carrying value of fixed assets is written down to realizable values when it is estimated that such assets will not be realized when compared to the results of future discounted cash flow projection. Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to Be Disposed of", addresses accounting for the impairment of long-lived assets. Under SFAS No. 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment provision was required under U.S. GAAP nor BR GAAP for all periods presented.

k) Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date; no information is disclosed on diluted earnings per share. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Subsequent changes in the Company's share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under BR GAAP.

Under U.S. GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's bylaws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. In accordance with Emerging Issues Task Force - EITF No. 03-6, "Participating Securities and the "two-class" Method under FASB Statement No. 128", since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The computation of basic earnings per share is as follows:

	9/30/2006			6/30/2006		
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted:						
Net (loss) income available under U.S. GAAP	17.9	23.8	41.7	13.9	18.5	32.4
Weighted average shares outstanding	97,375.0	129,320.0	226,695.0	97,375.0	129,320.0	226,695.0
(Loss) earnings per share U.S. GAAP (in Brazilian reais - R$)	0.18	0.18	0.18	0.14	0.14	0.14

l) Investments in affiliated companies

As discussed in Note 5, under BR GAAP, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company's principal investments accounted for using proportional consolidation are Polibrasil (up to August 2005), Petroflex, Rio Polímeros and Politeno (up to March 2006). Under U.S. GAAP, proportional consolidation is not applied. This is a presentational difference only and does not affect the net income nor shareholders' equity as determined under U.S. GAAP. Refer to item "n" below.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for at cost, and investments with voting participation of more than 20% and less than 50% have been accounted for on the equity method for all years presented.

m) Transactions between entities under common control

Under U.S. GAAP, accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Under BR GAAP, some transactions between entities under common control could be recognized based on values other than transferred carrying amounts.

The adjustment presented under this caption represents the above-mentioned difference relating to transference of shares of the subsidiaries Petroflex and SPQ Investimentos e Participações occurred among entities under common control of the Company.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

n) Minority interest

Minority interest corresponds to the respective participations of minority shareholders in all adjustments from subsidiaries included in these financial statements.

As detailed in Note 9 not all subsidiaries are wholly owned by the Company and therefore the U.S. GAAP adjustments identified for each of such subsidiaries are allocated to their respective minority shareholders based on their participation.

o) Accounting for derivative financial instruments

Under BR GAAP, derivative financial instruments are recorded at liquidation values as determined on each balance sheet date. Under U.S. GAAP, since none of the Company's derivative financial instruments qualify for hedge accounting, the derivative instruments are reported at fair value on each balance sheet date and classified as an asset or a liability.

The following table provides a detail of our derivative financial instruments outstanding as of September 30, 2006:

Type	Maturity date	Notional amount	Gain (loss)
59% of CDI rate or U.S. dollar + 5.40% p.y.	2006	10,139	49
Total fair value			49
Settlement value recorded under BR GAAP			93
U.S. GAAP adjustment			(44)

p) Equity adjustment - Norquisa

The equity adjustment reflected in the reconciliation refers to the investment that Politeno and Polipropileno Participações hold in Norquisa, considering the adjustments posted into its financial statements in accordance with U.S. GAAP. These adjustments are mainly represented by the equity adjustment on those entities as a consequence of the investment that Norquisa holds in Braskem S.A. (a petrochemical operating company located in the Northeast Region of Brazil) and relates basically to price level adjustment, deferred charges reversal, pension plan, business combinations and deferred taxes.

Under U.S. GAAP, both Politeno and Polipropileno Participações discontinued applying the equity method when their investments at Norquisa was reduced to zero, as the U.S. GAAP shareholders' equity of Norquisa was negative by the time Company's subsidiaries Politeno and Polipropileno Participações ceased to have influence over the administration of Norquisa, changing the valuation criteria of this investment from equity method to cost method on such date. The subsidiaries did not provide for additional losses as they have neither guaranteed obligations of Norquisa nor are otherwise committed to provide further financial support for Norquisa.

On April 6, 2006, the Company formalized an agreement with Braskem S.A. to swap its capital shares of Norquisa with capital stock of Braskem (see Note 2).

q) Classification of export notes and discounted accounts receivable

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements and some trade accounts receivable with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under BR GAAP, such transactions are classified as a reduction of accounts receivable as mentioned in Note 6.

Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$5,950 and R$76,394 as September, 2006 and June 30, 2006, respectively.

r) Temporary loss on investments held for sales

Under Brazilian accounting practices, permanent losses on equity securities held for sale shall be recorded in the income statement based on the lower of cost or market value.

Under U.S. GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company shall evaluate if the loss is a temporary or permanent loss. The temporary loss must be treated as unrealized gain or loss and shall be classified in "Shareholder's Equity" in the account named "Other Comprehensive Income". The Company shall evaluate periodically such investments in order to determine if still is a temporary loss or if it became permanent. When the loss is determined as permanent, the Company should reclassify it from "other comprehensive income" to income statement of the period. The Company concluded that the current market price of Braskem's stock at São Paulo stock exchange (Bovespa) has not represented a permanent loss. Accordingly, the difference of R$4,710 between the carrying amount of Braskem shares as of September 30, 2006 and the price of the shares at Bovespa has been considered as "other comprehensive income" under U.S. GAAP, while it has not yet affected the Brazilian GAAP financial statements.

s) New accounting pronouncements

In March 2005, the FASB issued FASB Interpretation - FIN No. 47, "Accounting for Conditional Asset Retirement Obligations", which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations", as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Management does not expect the adoption of this FIN will have an impact on the Company's financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by this SFAS) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

II - Reconciliation of the differences between U.S. GAAP and BR GAAP in net income

	Ref.	Nine months ended, September 30, 2006	Six months ended, June 30, 2006
Net loss as reported under BR GAAP		(9,670)	(29,060)
U.S. GAAP adjustments relating to investments accounted for using the equity method	(l)	10,228	24,606
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	(925)	(611)
Different criteria for-			
Capitalization of interest, net from depreciation	(c)	8,280	5,477
Pension plan	(g)	-	-
Different criteria for amortization of technology	(e)	2,275	1,008
Derivative financial instruments	(o)	3,426	3,483
Business combinations Polibrasil	(h)	37,743	24,894
Transactions between entities under common control	(m)	1,148	4,007
Minority interest on U.S. GAAP adjustments	(n)	(1,665)	(1,665)
Reversal of provision for loss of investment - Norquisa	(p)	24,827	24,827
Deferred income tax on the above adjustments		(33,927)	(24,547)
Net loss under U.S. GAAP		41,740	32,419

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

III - Reconciliation of the differences between U.S. GAAP and BR GAAP in shareholders' equity

	Ref.	September 30, 2006	June 30, 2006
Shareholders' equity as reported under BR GAAP		956,884	937,494
U.S. GAAP adjustments relating to investments accounted for using the equity method	(l)	(135,491)	(121,113)
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	4,742	5,056
Different criteria for:			
Capitalization of interest, net from depreciation	(c)	(51,688)	(54,491)
Pension plan	(g)	4,712	4,712
Different criteria for amortization of technology	(e)	6,103	4,836
Derivative financial instruments	(o)	(49)	8
Minority interest on U.S. GAAP adjustments	(n)	-	-
Business combinations Polibrasil	(h)	78,799	65,950
Transactions between entities under common control	(m)	17,593	20,452
Equity adjustment in Norquisa's investment	(p)	-	-
Deferred income tax on the above adjustments		(36,721)	(27,341)
Other comprehensive income	(r)	(4,710)	(5,221)
Shareholders' equity under U.S. GAAP		840,174	830,342

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

IV - Condensed financial information under U.S. GAAP

Based on the reconciling items and discussion above, the Company's consolidated balance sheet, statement of operations, and statement of changes in shareholders' equity under U.S. GAAP are as follows:

(i) Condensed balance sheets under U.S. GAAP

Assets	9/30/2006	6/30/2006
Current assets:		
Cash and cash equivalents	177,407	182,552
Short-term investment	63,536	63,078
Trade accounts receivable	288,885	214,662
Inventories	175,066	179,713
Deferred taxes	-	1,746
Other debtors	36,515	63,133
Prepaid expenses	7,890	9,290
Total current assets	749,299	714,174
Investments	426,968	414,990
Goodwill, net	425,972	424,992
Property, plant and equipment	467,852	464,470
Long-term assets:		
Intangible, net	35,072	35,840
Deferred income tax	75,112	70,986
Recoverable VAT	81,720	53,821
Trade accounts receivable	8,724	9,381
Other debtors	90,039	100,574
Total long-term assets	290,667	270,602
Assets	2,360,758	2,289,228

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Liabilities and shareholders' equity	9/30/2006	6/30/2006
Current liabilities:		
Trade accounts payable	144,749	78,919
Payroll and related charges	15,699	12,858
Taxes payable other than income	11,860	6,673
Short-term debt	181,158	192,836
Interest payable on short-term debt	31,638	29,148
Dividends proposed and payable	173	43
Other accounts payable	46,794	54,996
Total current liabilities	432,071	375,473
Noncurrent liabilities:		
Loans and financings	1,003,259	1,006,842
Fair market value of derivative financial instruments	49	568
Provision for contingencies	9,764	9,548
Interest payable on long-term debt	-	754
Deferred income taxes	64,909	55,173
Other accounts payable	10,532	10,277
Total noncurrent liabilities	1,088,513	1,083,162
Minority interest	-	251
Shareholders' equity:		
Share capital	826,283	826,283
Other Comprehensive Income	(4,710)	(5,221)
Profit reserves	18,601	9,280
	840,174	830,342
Liabilities and shareholders' equity	2,360,758	2,289,228

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

(ii) Condensed statements of operations under U.S. GAAP

	9/30/2006	6/30/2006
Net sales	1,353,339	845,654
Cost of sales	(1,187,942)	(766,734)
Gross profit	165,397	78,920
Operating expenses:		
Selling and marketing	(98,339)	(64,709)
General and administrative	(44,056)	(30,009)
Other operating income (expenses), net	7,465	6,250
Operating expenses	30,467	(9,548)
Nonoperating income (expenses):		
Financial income (expenses), net	(21,146)	3,366
Other	72,177	47,554
Loss before income tax, equity in affiliates and minority interest	81,498	41,372
Income tax benefit (expense):		
Current	-	-
Deferred	(14,679)	(7,325)
Loss before equity in earnings (losses) of affiliates and minority interest	66,819	34,047
Equity in earnings (losses) of affiliates	(23,408)	54
Loss before minority interest	43,411	34,101
Minority interest	(1,671)	(1,682)
Net loss for the quarter	41,740	32,419
(Loss) earnings per share - common	0.18	0.14
(Loss) earnings per share - preferred	0.18	0.14

(iii) Condensed statements of changes in shareholders' equity under U.S. GAAP

	9/30/2006	6/30/2006
At beginning of the period	803,144	803,144
Capital Increase	-	-
Net loss	41,740	32,419
Dividends and interest attributed to shareholder's equity declared	-	-
Other comprehensive income	(4,710)	(5,221)
At end of the period	840,174	830,342

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

COMPLEMENTARY INFORMATION
STATEMENTS OF CHANGES IN FINANCIAL POSITION
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	9/30/2006 9 months	6/30/2006 6 months	9/30/2006 9 months	6/30/2006 6 months
SOURCES OF FUNDS				
From operations:				
Net loss	(9,670)	(29.060)	(9,670)	(29.060)
Minority interest			559	571
Items not affecting working capital:				
Depreciation and amortization	55,192	36.071	84,858	49.583
Splitter depreciation - Polibrasil	197	121	189.597	189.521
Deferred income taxes - long term	(36,214)	(32.088)	(53,706)	(41.672)
Realization of recoverable ICMS	-	-	320	320
Provision for contingence	60	415	448	(276)
Equity in losses of subsidiaries	(20,098)	(671)	-	-
Goodwill amortization	43,456	31.285	43,456	31.285
Monetary and exchange variations on long-term items, net	(24,486)	(20.540)	(22,166)	(20.563)
Other	-	-	(636)	(109)
Funds from operations	8,437	(14.467)	233,060	179,600
Other sources:				
Borrowings (long-term loans)	338.943	338.943	388,825	382.992
Increase in long-term liabilities	-	-	97,656	87.013
Dividends from subsidiaries	5.893	5.893	-	-
Decrease in long-term assets	11,403	7.047	12,507	8.310
TOTAL SOURCES	364,676	337,416	732,048	657,915
USES OF FUNDS				
In permanent assets				
Additions to permanent investments	6,077	4.459	2,990	1.792
Additions to property, plant and equipment	41,423	20.902	74,686	42.175
Additions to deferred charges	10.467	10.051	22,109	20.865
	57,967	35.412	99,785	64.832
Additions to long-term assets	42,217	10.596	133,343	78,183
Decrease in long-term liabilities	20.786	20.529	26,591	24.502
Other	-	-	47,412	43.587
TOTAL USES	120,970	66.537	307,131	211,104
INCREASE IN WORKING CAPITAL	243,706	270.879	424,917	446,811
Increase (decrease) in current assets	(57,092)	(157,440)	99,787	(25,927)
Increase (decrease) in current liabilities	(300,798)	(428,319)	(325,130)	(472,738)
INCREASE IN WORKING CAPITAL	243,706	270,879	424,917	446,811

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

COMPLEMENTARY INFORMATION
STATEMENT OF CASH FLOWS
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	9/30/2006 9 months	6/30/2006 6 months	9/30/2006 9 months	6/30/2006 6 months
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	(9,670)	(29,060)	(9,670)	(29,060)
Minority interest	-	-	559	571
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	55,192	36,071	84,858	49,583
Disposal of permanent assets	47	11	33,126	33,089
Equity in losses of subsidiaries	(20,098)	(671)	-	-
Goodwill amortization	43,456	31,285	43,456	31,285
Monetary and exchange variations	39,474	7,808	66,938	18,342
Provision for contingencies	60	415	448	(276)
Deferred income taxes	(19,631)	(17,250)	(36,702)	(26,413)
Allowance for recoverable VAT	1,316	1,316	1,316	1,316
Other	565	(218)	603	(213)
Changes in assets and liabilities:				
Decrease in trade account receivables	(178,184)	(33,044)	(226,251)	(76,489)
Restrict cash - FIDC	-	-	1,809	(2,755)
Accounts receivable - FIDC	-	-	1,986	-
Decrease in inventories	35,003	30,577	25,619	27,445
Decrease in recoverable taxes	(9,514)	(4,578)	(29,980)	(25,072)
Increase in other current and long-term assets	13,050	7,361	(52,321)	(33,496)
Increase in trade accounts payable	13,630	(52,200)	52,349	(22,977)
Decrease in other current and long-term liabilities	(128,167)	(103,911)	(107,977)	(82,561)
Net cash from operating activities	(163,471)	(126,088)	(149,834)	(137,681)
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash collected on sale of equipment	152	110	129,559	129,517
Acquisitions, net of cash acquired (including goodwill)	2,019	3,224	(3,587)	(2,802)
Acquisition of minority interest	(2,198)	(1,792)	(2,198)	(1,792)
Additions to property, plant and equipment	(41,423)	(20,902)	(65,757)	(41,886)
Additions to deferred charges	(10,467)	(10,050)	(22,109)	(20,865)
Net cash from investing activities	(51,917)	(29,410)	35,908	62,172
Effect of investment on subsidiaries (merger)	-	-	(5,074)	(4,667)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of dividends	(4,179)	(4,310)	(6,078)	(6,206)
Borrowings	588,049	504,093	703,148	611,913
Repayments of loans	(511,996)	(478,549)	(565,967)	(521,089)
Net cash from financing activities	71,874	21,234	131,103	84,618
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(143,514)	(134,264)	12,103	4,442
Cash and cash equivalents at beginning of period	183,495	183,495	210,932	215,729
Cash and cash equivalents at end of period	39,981	49,231	223,035	220,171

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 9/30/2006	4- 6/30/2006
1	TOTAL ASSETS	3,353,965	3,193,503
1.01	CURRENT ASSETS	979,550	859,630
1.01.01	CASH AND CASH EQUIVALENTS	223,035	220,171
1.01.01.01	CASH AND BANK ACCOUNTS	24,785	40,565
1.01.01.02	TEMPORARY CASH INVESTMENTS	198,250	179,606
1.01.02	CREDITS	504,351	384,373
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	366,432	216,366
1.01.02.02	RECOVERABLE TAXES	39,688	61,835
1.01.02.03	DEFERRED INCOME TAXES	214	2,063
1.01.02.04	OTHER CREDITS	91,686	100,817
1.01.02.05	RELATED PARTIES	6,331	3,292
1.01.03	INVENTORIES	248,007	248,923
1.01.04	OTHER	4,157	6,163
1.01.04.01	PREPAID EXPENSES	4,157	6,163
1.02	NONCURRENT ASSETS	357,631	294,636
1.02.01	MISCELLANEOUS CREDITS	357,631	294,636
1.02.01.01	RECOVERABLE TAXES	160,454	133,131
1.02.01.02	DEFERRED INCOME TAXES	96,558	84,502
1.02.01.03	JUDICIAL DEPOSITS	935	1,013
1.02.01.04	TRADE ACCOUNTS RECEIVABLE	9,081	9,381
1.02.01.05	OTHER CREDITS	90,603	66,609
1.02.02	LOANS DUE FROM RELATED COMPANIES	-	-
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	-	-
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	-	-
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	-	-
1.02.03	OTHER	-	-
1.03	PERMANENT ASSETS	2,016,784	2,039,237
1.03.01	INVESTMENTS	35,809	35,811
1.03.01.01	IN AFFILIATED COMPANIES	-	-
1.03.01.02	IN SUBSIDIARIES	-	-
1.03.01.03	OTHER INVESTMENTS	35,809	35,811
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,364,660	1,365,525
1.03.03	DEFERRED CHARGES	616,315	637,901

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 9/30/2006	3- 6/30/2006
2	TOTAL LIABILITIES	3,353,965	3,193,503
2.01	CURRENT LIABILITIES	619,581	477,769
2.01.01	LOANS	294,852	224,531
2.01.02	DEBENTURES	1,595	379
2.01.03	SUPPLIERS	219,234	144,342
2.01.04	TAXES AND CONTRIBUTIONS	25,344	19,243
2.01.05	DIVIDENDS PAYABLE	210	80
2.01.06	PROVISIONS	159	159
2.01.06.01	INCOME TAX AND SOCIAL CONTRIBUTION	159	159
2.01.06.02	OTHERS	-	-
2.01.07	DEBT WITH RELATED COMPANIES	-	-
2.01.08	OTHER	78,187	89,035
2.01.08.01	SALARIES AND PAYROLL TAXES	13,781	12,382
2.01.08.02	ACCOUNTS PAYABLE	42,597	43,954
2.01.08.03	ADVANCES FROM CUSTOMERS	1,348	7,759
2.01.08.04	OBLIGATION FROM SECURITIZATION FUND	20,461	24,940
2.02	LONG TERM LIABILITIES	1,737,737	1,734,469
2.02.01	LOANS	1,562,852	1,560,306
2.02.02	DEBENTURES	32,191	32,191
2.02.03	PROVISIONS	12,393	12,216
2.02.03.01	CONTINGENCIES	12,393	12,216
2.02.04	LOANS DUE TO RELATED COMPANIES	-	-
2.02.05	OTHER	130,301	129,756
2.02.05.01	DEFERRED INCOME TAXES	1,386	1,395
2.02.05.02	PENSION PLAN	-	-
2.02.05.03	ACCOUNTS PAYABLE	14,607	14,924
2.02.05.04	TAXES PAYABLE	73,566	73,503
2.02.05.05	SUPPLIERS	40,742	39,934
2.03	DEFERRED INCOME	39,763	43,520
2.04	MINORITY INTEREST	-	251
2.05	SHAREHOLDERS' EQUITY	956,884	937,494
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	-	-
2.05.03	REVALUATION RESERVES	-	-
2.05.03.01	ON OWN ASSETS	-	-
2.05.03.02	FROM SUBSID./AFFIL. COMPANIES	-	-
2.05.04	PROFIT RESERVES	140,271	140,271
2.05.04.01	LEGAL RESERVE	10,207	10,207
2.05.04.02	STATUTORY RESERVE	130,064	130,064
2.05.04.03	RESERVE FOR CONTINGENCIES	-	-
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	-	-
2.05.04.05	RETAINED EARNINGS	-	-
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	-	-
2.05.04.07	OTHERS PROFIT RESERVES	-	-
2.05.05	ACCUMULATED PROFIT (LOSS)	(9,670)	(29,060)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 7/01/2006 TO 9/30/2006	4- FROM 1/01/2006 TO 9/30/2006	5- FROM 7/01/2005 TO 9/30/2005	6- FROM 1/01/2005 TO 9/30/2005
3.01	GROSS REVENUE (SALES AND SERVICES)	884,752	2,389,673	670,407	1,726,005
3.02	DEDUCTIONS OF GROSS REVENUE	(189,017)	(529,773)	(147,121)	(382,690)
3.03	NET REVENUE (SALES AND SERVICES)	695,735	1,859,900	523,286	1,343,315
3.04	COST OF GOODS AND SERVICES SOLD	(589,729)	(1,648,278)	(450,264)	(1,132,243)
3.05	GROSS PROFIT	106,006	211,622	73,022	211,072
3.06	OPERATING EXPENSES/REVENUES	(120,136)	(293,153)	(52,311)	(131,025)
3.06.01	SELLING EXPENSES	(45,401)	(131,753)	(36,279)	(87,673)
3.06.02	GENERAL AND ADMINISTRATIVE	(20,463)	(62,072)	(16,379)	(45,253)
3.06.03	FINANCIAL	(44,791)	(66,189)	3,100	5,295
3.06.03.01	INTEREST INCOME	15,316	74,532	(1,016)	9,299
3.06.03.02	INTEREST EXPENSE	(60,107)	(140,721)	4,116	(4,004)
3.06.04	OTHER OPERATING REVENUES	1,526	10,317	1,516	2,114
3.06.05	OTHER OPERATING EXPENSES	(11,007)	(43,456)	(4,269)	(5,526)
3.06.05.01	GOODWILL AMORTIZATION	(11,007)	(43,456)	(4,269)	(5,526)
3.06.05.02	OTHERS	-	-	-	-
3.06.06	EQUITY PICK UP FROM INVESTEES	-	-	-	-
3.07	OPERATING INCOME	(14,130)	(81,531)	20,711	80,047
3.08	NON OPERATING RESULT	23,910	37,437	(4,376)	(7,179)
3.08.01	REVENUES	-	-	-	-
3.08.02	EXPENSES	23,910	37,437	(4,376)	(7,179)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	9,780	(44,094)	16,335	72,868
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(1,205)	(2,182)	(9,573)	(20,470)
3.11	DEFERRED INCOME TAX	10,803	37,165	647	(3,268)
3.12	STATUTORY PROFIT SHARING	-	-	-	-
3.12.01	STATUTORY PROFIT SHARING	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON CAPITAL	-	-	-	-
3.14	MINORITY INTEREST	12	(559)	(292)	(553)
3.15	NET INCOME/LOSS FOR THE PERIOD	19,390	(9,607)	7,117	48,577
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	226,695	226,695
	INCOME PER SHARE	0.08553	-	0.03139	0.21428
	LOSS PER SHARE		(0.04266)	-	-